02034154

CITY DEVELOPMENTS LIMITED

城市發展有限公司

A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 2212266 (30 LINES) FAX: 2232746

Our Ref : GCSS-EL/0981/02/LTR

4 May 2002

SEC MAIL PROCESSING SECTION RECEIVED MAY 07 2002 WASH. D.C. 161

PROCESSED MAY 21 2002 THOMSON FINANCIAL

SUPPL

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Letter dated 23 April 2002 with enclosure (CDL Hotels New Zealand Limited/CDL Investments New Zealand Limited/Kingsgate International Corporation Limited - Annual Report 2001); and

(ii) Notice of Annual General Meeting and Books Closure dated 29 April 2002.

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dw 5/20

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road #04-01 City House, Singapore 068877. Fax: (65) 6225 4959.

MASNET No. 43 OF 29.04.2002
Announcement No. 43

CITY DEVELOPMENTS LIMITED

Notice of Annual General Meeting and Books Closure

NOTICE IS HEREBY GIVEN that the Thirty-Ninth Annual General Meeting of City Developments Limited (the "Company") will be held at the 61st Floor Board Room, 9 Raffles Place, Republic Plaza, Singapore 048619 on Wednesday, 29 May 2002 at 3.00 p.m. for the following purposes:

ORDINARY BUSINESS

1. To receive the audited financial statements and the reports of the Directors and Auditors for the year ended 31 December 2001.

2. To declare a first and final dividend of 15% less 24.5% income tax for the year ended 31 December 2001 as recommended by the Directors.

3. To approve Directors' Fees of $220,000 for the year ended 31 December 2001, and Audit Committee Allowances of $42,500 per quarter for the period from 1 January 2002 to 30 June 2003, with payment of the Audit Committee Allowances to be made in arrears at the end of each quarter, save for the first payment which shall be made upon approval of this resolution.

4. To re-elect the following Directors retiring in accordance with the Articles of Association of the Company:

   i) Mr Foo See Juan
   ii) Mr Tang See Chim

   (Messrs Foo See Juan and Tang See Chim will, upon re-election as Directors of the Company, remain as members of the Audit Committee and will be considered independent for the purposes of Clause 902(4)(a) of the Listing Manual of the Singapore Exchange Securities Trading Limited.)

5. To consider and, if thought fit, pass the following resolutions in accordance with Section 153(6) of the Companies Act, Chapter 50:

   i) That Mr Sim Miah Kian be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   ii) That Mr Tan I Tong be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

   iii) That Mr Ong Pang Boon be and he is hereby re-appointed a Director of the Company to hold office until the next Annual General Meeting.

6. To re-appoint Messrs KPMG as Auditors and to authorise the Directors to fix their remuneration.

7. To transact any other business as may properly be transacted at an Annual General Meeting.

SPECIAL BUSINESS

8. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That pursuant to Section 161 of the Companies Act, Chapter 50 and the listing rules of the Singapore Exchange Securities Trading Limited, authority be and is hereby given to the Directors of the Company to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit provided that the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50% of the issued share capital of the Company for the time being, of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company does not exceed 20% of the issued share capital of the Company for the time being, and, unless, revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company.

9. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That approval be and is hereby given to the Directors to offer and grant options in accordance with the provisions of the City Developments Share Option Scheme 2001 (the "Scheme") and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options granted under the Scheme provided that the aggregate number of shares to be issued pursuant to the Scheme shall not exceed 8% of the issued share capital of the Company from time to time.

10. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

(a) That approval be and is hereby given for the purposes of Chapter 9A of the Listing Manual of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and target associated companies or any of them to enter into any of the transactions falling within the types of Interested Person Transactions, particulars of which are set out in the Company's Circular to Shareholders dated 4 September 1997 (the "Circular") with any party who is of the class of Interested Persons described in the Circular, provided that such transactions are made in accordance with the guidelines and procedures set out in the Circular, and that such approvals (the "Shareholders' Mandate") shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(b) That the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the Shareholders' Mandate and/or this Resolution.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore
29 April 2002

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. A member of the Company which is a corporation is entitled to appoint its authorised representative or proxy to vote on its behalf.

3. The instrument appointing a proxy must be deposited at the registered office of the Company at 36 Robinson Road #04-01 City House, Singapore 068877 not less than 48 hours before the time appointed for the Meeting.

4. The ordinary resolution proposed in item 10 above, if passed, will renew the Shareholders' Mandate to facilitate the Company, its subsidiaries and target associated companies, in the normal course of business, to enter into Interested Person Transactions on commercial terms and which are not prejudicial to the members. The Shareholders' Mandate will continue in force until the next Annual General Meeting of the Company, unless previously revoked or varied at a general meeting.

Notice of Books Closure

NOTICE IS ALSO HEREBY GIVEN that a first and final dividend of 15% less 24.5% Singapore income tax in respect of the Company's financial year ended 31 December 2001 is recommended by the Directors. Subject to approval at the forthcoming Thirty-Ninth Annual General Meeting of the Company to be held on 29 May 2002, such dividend will be paid on 19 June 2002 to the shareholders of the Company registered in the Register of Members on 6 June 2002.

The Transfer Books and Register of Members of the Company will be closed on 7 June 2002 for the purpose of determining shareholders' entitlement to the proposed dividend.

Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 6 June 2002 will be registered before entitlement to the dividend is determined.

In respect of shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the said final dividend, if approved, will be paid by the Company to CDP who will distribute the dividend to the holders of the securities accounts.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries
Singapore
29 April 2002

Submitted by Enid Ling Peek Fong, Company Secretary on 29/04/2002 to the SGX

CITY DEVELOPMENTS LIMITED
城市發展有限公司
A member of the Hong Leong Group

36 ROBINSON ROAD, #20-01 CITY HOUSE, SINGAPORE 068877
TEL: 6877 8228 TEL: 2212266 (30 LINES) FAX: 2232746 FAX: 6223 2746

Our Ref : GCSS-YB/0883/2002/LTR

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 07 2002
WASH. D.C.
161

23 April 2002

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sirs,

SUBSIDIARY COMPANIES:
1. CDL HOTELS NEW ZEALAND LIMITED
2. CDL INVESTMENTS NEW ZEALAND LIMITED
3. KINGSGATE INTERNATIONAL CORPORATION LIMITED

- 2001 ANNUAL REPORT

We enclose herewith a copy each of the 2001 Annual Report issued by our listed subsidiary companies, as mentioned above to its shareholders, for your information.

Yours faithfully
CITY DEVELOPMENTS LIMITED

ENID LING PEEK FONG
Company Secretary

Enc.
YB/jl/c:/data/ltr2002/0883

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

Please reply to Group Corporate Secretarial Services Department,
36 Robinson Road, #04-01, City House, Singapore 068877. Fax No: (65) 6225 4959
Writer's Tel : (65)68778 278

Registered Address: 36 Robinson Road, #04-01 City House, Singapore 068877

CDL
HOTELS
NEW ZEALAND
LIMITED



Annual Report

2001

Corporate Profile

CDL Hotels New Zealand Limited was incorporated in 1985 and has been listed in the New Zealand Stock Exchange since that year. It has a portfolio of [illegible]9 hotels, which are owned, leased, franchised and/or managed, with about [illegible],000 rooms in 15 locations in Australasia. It is the largest owner-operator of hotels in New Zealand and through its subsidiaries, CDL Investments New Zealand Limited and Kingsgate International Corporation Limited, also has extensive land and property development interests in both New Zealand and Australia.



The directors are pleased to present the Annual Report of CDL Hotels New Zealand Limited for the year ended 31 December 2001.

Signed for and on behalf of the Board of Directors

[illegible]ilson
Chairman
[illegible] March 2002

[illegible]M Tsang
Managing Director
13 March 2002

Contents

Directors Certificate	IFC
Significant Events	Page 2
Trend Statement	Page 3
Chairman's Review	Page 4
Managing Director's Review	Page 10
Hotel Ownership & Operational Structure	Page 20
Group Corporate Structure	Page 22
Board of Directors	Page 23
Corporate Governance Statement	Page 24
Auditors' Report	Page 26
Financial Statements	Page 27
Shareholder Information	Page 44
Statutory Information	Page 46
Notice of Annual Meeting	Page 50
Proxy Form	Page 51
Corporate Directory	IBC

CDL HOTELS NEW ZEALAND LIMITED

Quality Hotel NEW ZEALAND

COPTHORNE HOTELS AND RESORTS

MILLENNIUM HOTELS AND RESORTS



FINANCIAL CALENDAR

Annual Report Mailed	*08 April 2002*
Dividend Payment	*09 April 2002*
Half Year Ends	*30 June 2002*
Interim Profit Announcement	*August 2002*
Interim Report Mailed	*September 2002*
Financial Year Ends	*31 December 2002*
Annual Profit Announcement	*March 2003*
Annual Report Mailed	*April 2003*

Significant Events in Year 2001

- **Approval** given for the $4.5 million upgrade of Copthorne Hotel Christchurch Central. (Aug 2001).

- **Launching** of INGRID, our Interactive Network for General Retrieval of Information and Data has proven to be a resounding success as it enables us to widely distribute all types of information to General Managers, Heads of Department and employees in a cost effective manner. It also has the added benefit of allowing the rapid transfer of the latest information and statistics. (Aug 2001)

- **Millennium Hotel** Rotorua receives the Best Hospitality Business Award 2001 from the Rotorua Chamber of Commerce. (Sept 2001)

- **Quality Hotel** Brydone, Oamaru receives the Inaugural Bi-annual Whitestone Waitaki Tourism Award for Quality Dining at the weekend. Award presented by the Right Honourable Helen Clark, Prime Minister of New Zealand. (Sept 2001)

- **Successful** completion of the refurbishment programmes of Copthorne Hotel & Resort Bay of Islands and Copthorne Hotel & Resort Queenstown Lakefront. (Sept 2001)

- **Copthorne Hotels** recognised as the "most trusted hotel" by Reader's Digest on completion of the annual readers survey of New Zealand. (Oct 2001)

- **Company** announces a profit after tax of $10.7 million. This is a healthy trading result despite the negative impact of September 11th, The Qantas New Zealand collapse and the uncertainties surrounding Air New Zealand and Ansett Australia. (Dec 2001)

Statement

FOR THE YEAR ENDED 31 DECEMBER DOLLARS IN THOUSANDS	2001	2000	1999	1998	1997	1996	1995	1994
al Revenue	202,332	242,112	163,886	207,652	174,166	191,305	165,967	131,721
ofit (Before Other Items and Taxation)	18,679	3,377	12,712	15,740	19,828	19,040	23,991	18,174
oup Net Profit (After Taxation)	10,694	1,450	6,192	6,967	11,411	15,473	21,009	18,113
rnings Per Share								
fore Other Items and Taxation)	5.3c	1.0c	3.6c	4.5c	5.7c	5.4c	6.9c	6.7c
rnings Per Share	3.06c	0.41c	1.77c	2.0c	3.3c	4.4c	6.0c	6.8c
dends Per Share	1.4c	.70c	.70c	.75c	.75c	1.0c	–	–
et Asset Backing Per Share								
xcluding Minority Interest)	62.5c	60.0c	59.9c	57.6c	55.0c	52.0c	48.4c	43.1c
al Liabilities: Total Assets Ratio	33.10%	47.71%	42.94%	48.80%	45.50%	45.90%	46.00%	44.20%
al Assets	478,770	576,912	534,567	568,388	506,631	480,785	452,068	391,624
oup Equity (Excluding Minority Interests)	218,655	209,653	209,439	201,424	192,381	181,872	169,872	150,526

FINANCIAL INFORMATION

The Directors of CDL Hotels New Zealand Limited ("CDL") are pleased to announce a profit after tax of $10.7 million for the year ended 31 December 2001 compared to $1.5 million for the corresponding period the previous year. Of this, $3.0 million was attributable to the profit from the sale of residential apartments in Sydney. The total operating revenue of $202.3 million was 16.4% lower than last year mainly due to reduced income this year, as compared to last year, from the sale of the apartments.

Shareholders' funds including minority interest improved to $320,281,000 on 31 December 2001, compared to $301,682,000 a year earlier. Net asset backing per share (excluding minority interests) increased to 62.5 cents per ordinary share (2000: 60cents). Total assets amounted to $478,770,000 compared to $576,912,000 a year earlier. This was due to the usage of cash funds received from the sale of apartments to reduce bank borrowings and a reduction in development property stock. Total liabilities reduced by 42.4% to $158.5 million.

Earnings per share leaped by 629% to 3.06 cents (2000: 0.41 cents).

The group is now aggressively marketing its products and services and is confident of growing its current portfolio of 28 hotels with 3576 rooms in 15 locations throughout New Zealand.



Quality Hotel Brydone, Omaru was the toast of the Quality Hotel chain when it won the Inaugural Bi-annual Whitestone Waitaki Tourism Award for Quality Dining. CDL's New Zealand hotel operations recorded a positive first quarter revenue growth despite there being no international events of major significance during the period.

OPERATING RESULTS

New Zealand Hotel Operations

CDL has a portfolio of 28 hotels , owned, leased, franchised or managed in this region under the Millennium, Copthorne and Quality Hotel brands, providing a total of 3,576 rooms in 15 locations. The Group is part of Millennium & Copthorne Hotels plc ("M&C") which is one of the largest and rapidly expanding global hotel chains in the world with hotels in Europe, Asia and the United States of America as well as hotels in the Middle East and North Africa which are due to open shortly. The hotels in New Zealand continue to benefit from this international relationship as it provides a link to the global distribution chain and network to promote these hotels.

The turnover from the New Zealand hotel operations was $105.2 million. This is a 5.3% increase on 2000 levels. An overall increase in average occupancy of 5.6% on 2000 levels was reported. The average room rate increased marginally by 0.5% which in turn reflected an overall 6.1% increase in yield.

The overall trading activity of the New Zealand hotel industry was generally steady during the year although the industry had to cope with three major disruptions during the year, namely the demise of Qantas New Zealand, the consequences of the September 11 tragedy and the uncertain situation surrounding the future of Air New Zealand and Ansett Australia. All these events had a significant impact on trading patterns.

International visitors constituted 65% of our guests profile for the year (2000: 62%). Tourism New Zealand reported a 6.7 % rise in international arrivals with 9.9% growth from Australia, Europe (6.2%) and Asia (excluding Japan) (7.1%). On the other hand there was, however, a decline from the USA (4.3%) and Japan (1.5%).

Whilst in general there was a slowing down in the supply of new room inventory in the major corporate centres of Auckland and Wellington the existing imbalance between supply and demand continues to hinder the benefits associated with this growth in international arrivals as new suppliers, keen to attract market share, are offering their products at significantly reduced rates in the market place. We expect this imbalance to be corrected over the course of time and we are beginning to see positive results in Queenstown, Christchurch and Rotorua.

Prior to September 11, New Zealand hotel operations recorded a positive revenue growth despite the absence of the hosting of any significant international events during this period. All regions, with the exception of Auckland, achieved growth during this period. The Queenstown, Rotorua and Christchurch regions performed particularly well. Wellington maintained its occupancy levels although at a reduced room rate. This reduced room rate was a result of the region's reliance on both corporate and Government support which became increasingly rate sensitive. However, there has been an increase in the leisure market due to the Capital hosting various sporting events and also being the gateway to the South Island.

Traditionally, due to seasonal reasons, the start of the second half of the year is normally the weaker trading period. This was further exacerbated by the September 11 events. However, the hotels generated an increase of 4% in occupancy and a 5.2% in yield on 2000 levels mainly as a result of a very strong conference period in Christchurch, a good ski season and capitalising on the domestic leisure market.

From the brand perspective, the Millennium and Copthorne branded hotels improved their position and recorded increased revenues and profits well in excess of 2000 levels. The mid-tier Quality branded hotels continued to operate profitably in an increasingly competitive environment.

Some major capital expenditure works were completed during the year. These works included the refurbishment of 145 guestrooms at the Copthorne Hotel & Resort Bay of Islands at Waitangi and air conditioning of the Millennium Hotel Rotorua. The original 100 guestrooms of Copthorne Hotel & Resort Queenstown, Lakefront was also refurbished to bring it in line with the other rooms. These projects are already contributing to the improved revenue and profitability of the group. A major refurbishment programme for Copthorne Hotel Christchurch, Central is planned during the first half of this year.

Management is continuing to develop the branding concept whilst maintaining the current competitive level of operating expenses. The constant review of our human resources and training strategies maintains the focus on the production of improved results in the year 2002 and beyond. The Group's stringent policy to Occupational Safety and Health (OSH) issues has been rewarded by the grant by Accident Compensation Corporation("ACC") of tertiary status, a position enjoyed by only 2% of companies in New Zealand. All these efforts have generated significant benefits in our operating costs.



Kingsgate International Corporation Limited ("KIC")

KIC, a 50.74% owned subsidiary of the company, reported a net operating profit of $10.8 million (2000 : $6.8 million) on a total revenue of $76.4 million (2000 : $117.5 million) for the year ended 31 December 2001. When comparing the performance over the two years it should be noted that the year 2000 results were affected by the $12.3 million write-down of Millennium Hotel Sydney.

The Millennium Hotel Sydney recorded a fall by 18% in revenue over the corresponding period the previous year. This fall was partly due to the absence of the hosting of any major international event like the Olympics in Sydney during the year and partly to the September 11 disaster and the Ansett Australia collapse. Both these events seriously affected the hospitality industry. In spite of this, the Millennium Hotel Sydney improved its average occupancy marginally to 80.4% but this was at the expense of rate and yield. Performance of food and beverage outlets has been disappointing with a 18.7% fall in revenue mainly due to intensive competition among bars and restaurants in the King's Cross area.

The Birkenhead Point Shopping Centre continues to trade commendably with a further 10% increase in revenue on the previous year. This is a pleasing result as most shopping centres in Sydney have experienced flat or negative growth over the last 12 months. The average occupancy at this centre remains high at 93% and it achieved an excellent 8% increase in the Australian dollar average rental rate per square metre compared to the previous year.



An extensive redevelopment of the Copthorne Hotel & Resort Bay of Islands was completed during the year, including the refurbishment of 145 guest rooms. The redevelopment brings the presentation of this well established hotel into line with customers' expectations for its magnificent location.

The Kingsgate Shopping Centre at the Hotel showed an improved performance during the period under review. Its turnover for 2001 was 14% higher than that of the previous year, although occupancy at 80% was 6% lower. This shopping centre achieved a 5% increase on the Australian dollar average rental rate per square metre.

Stage II of the Birkenhead Quays Project consisting of three waterfront blocks comprising 148 apartments was successfully completed in December 2000 and sales of the completed units continued during the year. A total of 95 units were sold in year 2000 for a value of $76,189,000. During the twelve months ended 31 December 2001, a further 42 units were sold for a value $37,213,000. Of the remaining 11 units, 8 have been sold so far this year and management are confident that the remaining 3 units will be sold in the next few months.

For the twelve months ended 31 December 2001, revenue from the Birkenhead Point Marina decreased by 16% compared to the corresponding period the previous year due to a reduction in operational berths from 191 to 177 authorised berths, as required by the Waterways Authority. Occupancy remains at an excellent 98% on those 177 available berths demonstrating a high demand for such a facility in Sydney.

Approval of the refurbishment plan of the Birkenhead Point Marina has been received and work is to commence later this month and is scheduled for completion by end of July 2002.

CDL Investments New Zealand Limited ("CDLI")

CDLI, a 60.12% owned subsidiary of CDL, reported a net loss after tax of $264,000 (2000: profit of $4,081,000) for the year on a turnover of $20,269,000 (2000 : $26,619,000). Net operating loss before tax was $278,000, compared with a profit of $6,102,000 in the previous year. This result reflects a disappointing year for its property development and services subsidiaries.

CDL Land recorded annual sales of 163 sections during the year as compared with 204 in 2000. A land property comprising 4.05 hectares was acquired during the year. This brings the total land holdings to 13.871 hectares which we plan to subdivide to yield 145 residential lots in 30 different projects.

During the year the performance of the property management/services company, Knight Frank New Zealand Limited ("Knight Frank"), continued its downward trend both in revenue generation and profitability and returned its worst results since its inception. A major factor has been the loss of business from the land resource division which has been the major revenue earner in the past few years. As a result, the board has decided to sell this business unit to another major property services company who will merge the activities of Knight Frank with their own operations early in 2002. This sale is now unconditional and settlement date is 28 March 2002.

DIVIDEND ANNOUNCEMENT

In addition to the fully imputed ordinary dividend of 0.7 cents per share, due to the very encouraging result of CDL, the directors have declared a fully imputed special dividend of 0.7 cents per share to be paid together on 9 April 2002.

CDL Hotels New Zealand Limited has a very strong balance sheet as there are no bank debts and borrowings indicated relate to those of its subsidiaries.



Conference and function planning services are handled by skilled staff members who appreciate the special onsite requirements and the ongoing importance of corporate business.

FUTURE OUTLOOK

The Board remains positive about the long-term growth prospects for the property and tourism sectors both in Australia and New Zealand. The hotel market environment in New Zealand is expected to recover from the September 11 effects during the current year but will continue to be highly competitive as yields come under pressure. Management is committed to further develop all three brands and maintain the competitive edge by using innovative marketing strategies and the international network to maintain or improve its market share.

Both the shopping centres in Sydney should continue to do well as the Australian economy shows sign of recovery. The marina refurbishment when completed in July would result in increased revenues in line with market and much reduced operating expenses. The board of KIC continues to review the position of the Millennium Hotel Sydney with a view to either refurbish the product or restructure it to enhance its value.

The board of CDLI is now better able to focus on the fundamentals required for successful property investment and development now that the sale of the property services operations is completed. The board of CDLI remains confident and expects an improved result for the year 2002.

The year has started with an encouraging note with good initial trading results throughout the Group and the Board is of the view that, barring unforeseen circumstances and events, the year 2002 should be profitable.

John Wilson
CHAIRMAN

13 March 2002

In the year under review, the Group reported a net profit after tax of $10.7 million

as compared to $1.5 million for the corresponding period the previous year.

OVERVIEW

In the year under review, the CDL Hotels New Zealand Group ("Group") reported a net profit after tax of $10.7 million as compared to $1.5 million for the corresponding period the previous year.

This result reflects the earnings from the Group's 28 New Zealand hotels as well as its listed hotel and property investment subsidiaries Kingsgate International Corporation Limited and CDL Investments New Zealand Limited.

The revenue contribution to the group from the hotel sector increased by 3.9% while that from the property sector fell by 36%.

The increase from the hotel sector was mainly due to the improved performance of the New Zealand based hotels. The turnover from these New Zealand hotel operations was $105.2 million, which was a 5.3% increase on 2000 levels. It is worthy of note that this good result was achieved at a time when there was no major international event, like the America's Cup, during the year and when three of the hotels were either partly or fully closed down for short periods to facilitate refurbishment programmes.

In contrast to the New Zealand hotel performance the Millennium Hotel Sydney, which is owned by Kingsgate, fared less well under what were trying conditions. This is reflected by a disappointing 18.0% fall in gross revenue of the Millennium Hotel Sydney for the year ended 31 December 2001.

Hotel performances on both sides of the Tasman were affected by the collapse of Qantas New Zealand, the September 11 tragedy and the uncertainties about the future of Air New Zealand and Ansett Australia. The New Zealand tourism sector, in general, as compared to Australia, appeared to be less affected by these events.

Despite the increase in profit, the revenue for the group fell to $202.3 million from $242.1 million in 2000. This fall was directly attributable to the property operations of the two subsidiaries. The contribution from CDL Investments fell by 23.9% and from Kingsgate by 51.2%. The operations of CDL Investment were adversely affected by a very disappointing year by its property services subsidiary, Knight Frank(NZ) Limited. The situation has been resolved as a result of the sale of this subsidiary. The Kingsgate contribution was affected by the sale of fewer apartments in Sydney.



Fine dining outdoors at the Millennium Hotel Queenstown. The Queenstown market has shown good growth during the year as it made substantial gains in attracting more business from the conference and incentive segment, and the winter sports market.

As at 31 December 2001, the hotel segment asset value stood at $294 million, an increase of 2.7% while the property asset value stood at $184 million, a decrease of 36.4%. The fall in total asset value to $478.8 million from $576.9 million was due to the usage of cash funds received from the sale of the apartments to reduce bank borrowings and a reduction in the apartment stock. Hence, total liabilities reduced by 42.4% to $158.5 million, leading to a healthy gearing ratio of 33%. Meanwhile, the parent company is in an even stronger financial position of having a ratio of total liabilities to total assets of just 4.9%.

NEW ZEALAND HOTEL OPERATIONS

In what was a very unpredictable and challenging year, the overall trading activity of the New Zealand hotel industry was generally steady. Certainly our ability to maximize our performance was impacted by the Qantas New Zealand collapse, the uncertain situation surrounding Air New Zealand/Ansett Australia and the aftermath of the September 11 tragedy. Under normal circumstances any one of these events on its own would have caused a major disruption to business. Hence, to have all three within a relatively short time frame did provide significant challenges to management.



For example, in the wake of September 11 when international visitor flows virtually evaporated overnight, management quickly realized the need to switch its focus from the international market to the domestic tourism market. Management sought to entice the local market through targeted special offers to the likes of schools and regular customers.

In spite of an oversupply of rooms, the Group has generally been successful in maintaining its market share, and in some instances, even made gains on its competitors. The average occupancies of the Group's hotels in Christchurch, Queenstown and Rotorua exceeded the regional industry average while those in Wellington and Auckland were slightly behind. This was mainly due to oversupply of rooms supply in Auckland and a readjustment of the corporate sector's usage of Wellington hotels. The average occupancy for the New Zealand hotels in the group increased from 61.8% to 65.3%, with room rates showing a marginal increase on 2000 levels. This result would undoubtedly have been better had we not experienced the effects of the three events mentioned earlier.

The Auckland market continues to be adversely affected by the oversupply of accommodation. The total annual available number of hotel and apartment accommodation in Auckland is 2.25 million room nights. The percentage of the inventory now controlled by the Group in Auckland is 5.3%.

The Rotorua market, which continues to have a heavy reliance on international group business, particularly from Asia, was again subjected to severe competition. However it was pleasing to note the growth from the lucrative conference and incentive market to Rotorua. The group controls 28% of the accommodation inventory in this town.



In Wellington, the Group controls 12.8% of the accommodation inventory. This region had a volatile year with international visitors choosing other destinations in New Zealand for various reasons. Several events staged during the year improved occupancy during the weekends, a traditionally weak period.

In Wellington, the Group presently controls 12.8% of the accommodation. This region had another volatile year as International visitor arrivals continue to select other destinations in New Zealand in preference to Wellington. However, the emergence of Wellington as the events capital of New Zealand improved occupancy during the weekends, a traditionally weak period. In general, room rates were under severe pressure as a result of both corporate and government agencies seeking to reduce expenditure. The contributions by the Wellington hotels to the group's performance were again significant.

The inventory growth in Christchurch remained flat during the year following significant increases during the previous 4 years. In spite of the highly competitive trading environment, the group's Christchurch hotels made the most significant progress in improving their market position and in terms of yield growth. It was helped by a good ski season and a very strong conference period.

The Queenstown market has shown good growth during the year as it made substantial gains in attracting more business from the conference and incentive segment, and the winter sports market. The accommodation requirements for the international sporting event 'Eco Challenge' boosted occupancy during the latter part of October. This region was the most adversely affected by the three disturbing events of the year mentioned earlier.

During the year the portfolio of Hotels in the Group reduced by one to 28 with the departure of the franchised hotel, Copthorne Suites Puriri Park, Tauranga.

HOTEL OPERATIONAL HIGHLIGHTS

The continued development of Millennium, Copthorne and Quality in both operations and sales and marketing has successfully enabled the group to broaden the scope in the provision of accommodation solutions. We are now in a strong position to meet the needs of the various market segments. This strategy has maximised revenue and also serves as the platform for the group's future expansion of the hotel portfolio. The distinction between the brands is now more clearly understood in the market and there is an increased awareness and credibility.

The formation of strategic alliances with a number of major industry partners continues to be successful and numerous significant sales and marketing initiatives were undertaken during the year. These included the redevelopment of the Key Club, an organisation comprised of key PA's to major companies, organisations and associations, the rejuvenation of our New Zealand loyalty programme and a re-organised and re-focused international and New Zealand based sales team. The maturing of the M&C global sales strategies plays an ever increasing role in the development of the international market to New Zealand and its presence in our source markets is proving invaluable.


Domestic Market Mix 2001
Other 0.52%
Aircrew 0.41%
Leisure 32.4%
Conference 23.9%
34.5%

The Group made a significant investment in capital expenditure, during the year, to upgrade the facilities of a number of hotels. This included the full air-conditioning of the Millennium Hotel Rotorua as well as the refurbishment of the guest rooms for this Hotel, Copthorne Hotel and Resort Queenstown Lakefront and the Copthorne Hotel and Resort Bay of Islands. The year 2002 sees a continuation of this investment with an up-grade to a number of our Quality Hotels and a major refurbishment and upgrade of the Copthorne Hotel Christchurch Central. This continuing upgrading of our hotels ensures that we are in a position to meet the ever changing needs of our clients and this remains a key part of our marketing strategy.

Increasing the yield achieved by the hotels remains the primary focus for the group. We have enjoyed some success in 2001 year as the groups overall yield performance increased by 6.1% on 2000 levels. This growth in yield was a result of the refurbishment programme and the restructuring of the sales and marketing team. Further benefits should accrue in the current financial year.


Domestic International Mix 2001
35%
International 65%

Increasing the yield by the hotels remains the primary focus for the group

The 2001 year also saw the introduction of a training programme designed to improve the quality and productivity of the 130 Heads of Department of the hotels. The results have been excellent and further programmes are planned for this year. The Professional Development Programme, introduced during 1999, remains the core training tool for staff members. Our Graduate Training programme continues to work well and is fast becoming recognised as being highly desirable by those keen to make a career in this industry. It has also strengthened our relationship with key tertiary institutions who are keen to endorse and encourage "outstanding" graduates to join our group.


Visitors to New Zealand Breakdown by Market Segmen
Japan 15.8%
24.9%
16.8%
Australia 25.2%
Americas 14.9%
Other 0.24%

The launching of INGRID, our Interactive Network for General Retrieval of Information and Data has proved to be a resounding success as it enables us to widely distribute all types of information to general managers, heads of department and employees in a cost effective manner. It also has the added benefit of rapid transmission of the latest information and statistics and has also resulted in a reduction in administration costs.

The achievement of secondary status within the ACC's partnership programme in February 2001 was pleasing and the achievement of tertiary status in January 2002 is even better.

MARKET SEGMENTATION

International visitors to New Zealand continued to play a major role in tourism growth in 2000 and contributed 65% of the total business of the Hotels. (A chart indicating the country of origin of these visitors is shown.) This compares to a 62% mix the previous year and is despite a significant drop off in numbers post September 11.

Tourism New Zealand, a Government funded body, promotes New Zealand overseas with the obvious aim of increasing international visitor numbers to this country. They have concentrated their efforts on the traditional markets of Asia, Europe, Australia, the United States and Japan. The launch of the '100% Pure' campaign in 2000 continues to be well received in the market place. The portrayal of New Zealand as a 'safe' destination and the impact of the success of 'Lord of the Rings' film bodes well for the continued growth in international visitor arrivals. The one area of concern is the impact of the strategies adopted by the various airlines, which service New Zealand, in the light of the post September crisis in that industry.

It is worth noting that as a result of the initiatives undertaken by both Tourism New Zealand, fellow industry partners and us, growth of the Korean and mainland Chinese market during the year was encouraging. Though both these markets are still in their development stage they are predicted to be major sources of additional business during the years to come. The Asian market in general, continues to be 'price sensitive' and though good occupancy growth can be achieved it will be at the expense of yield. India continues to show potential as a new market for New Zealand and it will be interesting to see how this market develops.

Corporate business remains a substantial contributor to both the revenue and profit of the group. This market, however, is constantly under pressure as competitors strive to replace their lower yielding business with the more lucrative corporate business.

There has been an increase in domestic leisure travel due, in part, to the foreign exchange value of the local currency in traditional international holiday destinations. Our ability to offer a wide range of accommodation solutions to this market did much to offset the effects of the downturn in international visitor arrivals post September 11 and remains a key market for the future development of the group.

We can, as a result of the diversity of hotels and their locations, ensure that we remain a group which accommodates the needs of all travellers - both those residing in New Zealand and from overseas.

SUBSIDIARY PERFORMANCES

Kingsgate International Corporation Limited ("KIC")

KIC is 50.74 percent owned by the Group and represents its interests in Australia. KIC recorded another year of strong earnings growth by reporting a profit before tax of $10.8 million for the year, up from $6.8 million. This included a disappointing contribution from the Millennium Hotel Sydney. Its operating profit was down 60 per cent at $1.5 million.

The much improved profit result was largely attributable to the sale of the residential apartments, an improved performance from the shopping centre and, unlike year 2000, no write-downs were necessary.

The increased profit was on revenue of $76.4 million, down from $117.5 million in 2000. This drop related to fewer apartment sales and a 17.9% fall in revenue to $18.2 million from the Millennium Hotel Sydney.

Presently, the board is evaluating the various options in respect of The Millennium Hotel, Sydney so as to improve its revenue and profitability and to re-position it in the market place.

The Kingsgate Shopping Centre registered a higher turnover from that of the previous year. This shopping centre also achieved a 5% increase on the Australian dollar average rental per square metre.

The Birkenhead Point Shopping Centre recorded a 10% increase in turnover from last year. The overall occupancy of the centre was maintained at a high level with good gradual increase in average rental per square metre, reflecting an improved product and an enhanced management. Interest in retail space at Birkenhead Point continues to be strong.

Development approval for a further 24 units has been granted as part of the residential development project, but no decision has been made as to its commencement.

CDL Investments New Zealand Limited ("CDLI")

CDLI is the property company, 60.12% owned by the Group. It reported a net operating loss before tax of $278,000 for the year ended 31 December 2001 with total revenue of $20.3 million.

Land-based investment and development activities continue to be the major contribution to the revenue of CDLI. It is generally accepted that the year 2001 was a challenging year for the property sector in New Zealand. In the course of the year 163 residential sections were sold as compared to 204 sections which were sold during the same period the previous year. The property services subsidiary, Knight Frank (NZ) Limited, continued its revenue decline and returned its worst financial performance to date. Consequently this activity has now been sold off and this should enable management to focus on the property-based activity.





The individual needs of guests and the impressions formed from the services provided, are keys to the ongoing success of the Group's hotel assets. Customer focus is also the driving force behind the continuing refurbishment and enhancement programmes the Group has in place.

During the year one property, comprising 4.05 hectares, was acquired in the Auckland area for development. This should bring the total land holdings to 13.871 hectares which has been scheme planned to be sub-divided into 145 residential lots. The first stage comprising 45 lots is currently under development and will be released to the market later this year.



GROWTH STRATEGY

Growth of the Group will be internally driven and this will be achieved by improvement of the product, selective acquisition and the securing of opportunities to franchise and manage hotels not fully-owned by the company.

Sales and marketing will continue to play the pivotal role to drive increased revenues for the Group. But it is equally important that the conversion of these revenues into profit be improved. Better application of resources and the skills of our employees can achieve this. Enhancement of technology will also play a major role in the achievement of this objective.

The Group must actively work with its business partners, both internal and external, to secure high yielding business. It must strive to increase its market share of the visitor arrivals from its traditional markets. The Group proposes to exercise more leadership and influence over the strategic direction of the New Zealand Tourism industry.

We will continue our participation in airline loyalty programmes, and form strategic alliances as and when required. The creation of Global Sales Offices in Japan, Australia, London, New York and Paris should enhance our cross sell opportunities. This significant support by the M & C group worldwide should further strengthen the ability of the company to negotiate with strength with our potential and existing business partners.

The Group intends to continue to aggressively promote its three brands - Millennium, Copthorne and Quality Hotels throughout the region. By leveraging on the Group's significant infrastructure and the benefits associated with being the largest hotel owner and operator of hotels in the country, the Group will seek opportunities to further expand its hotel network through franchising and management arrangements.

On the information technology front, we are seeking to provide additional services to the corporate market. The prime focus is the provision of high-speed Internet access in guest rooms and conferencing facilities. We are also planning to upgrade our Internet presence and this will be done in conjunction with M&C. The site will be developed using the latest techniques and technology to enable us to share a single M & C worldwide database. This database will build screen views of the properties based on the purpose of the enquiry.

One area that we are extremely excited about is the implementation of an ASP(Application Service Provider) based CRM (Customer Relationship management) and SFA (Sales Force Automation)

solution. This will drive additional efficiencies into the sales and marketing business units and will mean that we will be able to significantly improve our customer targeting.

Working with M&C we will leverage our global presence to reduce overheads and increase discounts. We will also be developing additional services to cope with the expected increase in Internet traffic. This will be done through UniRes services based in the USA.

Property operations, as spearheaded by CDLI and KIC is another significant business interest for the Group and will continue to be pivotal to the Group. The future growth of CDLI will no doubt hinge on our ability to secure new land investment at strategic sites and development opportunities in key growth locations. In the case of KIC, the main focus for the next three years will be the repositioning of the Millennium Hotel Sydney. The acquisition of hotels in Australia, further development of the Birkenhead Quay Project, and the unlocking of the full potential of retail complex.

International visitors to New Zealand continued to play a major role in tourism growth in 2000 and contributed 65% of the total business of the Hotels.

OUTLOOK

Whilst the long term growth prospects for the tourism sector in New Zealand and Australia continues to be positive, trading conditions in the short to medium term could be significantly affected by the global slowdown. However, the Group has made a solid start to the year, particularly the New Zealand hotels.

On the immediate horizon, the second half of this year will see the commencement of the America's Cup challenge followed by the event itself early in 2003. Also, the Rugby Union World Cup is due to commence in 2003. These events will, no doubt, bolster the tourism initiatives already in place. The desire by regional authorities, particularly in Wellington, to organise and promote "events" reflects the importance that these authorities are placing on the impact of tourism to generate regional economic growth. The national coverage provided by our portfolio of hotels would be able to offer accommodation choices to visitors of these events. The Government's desire to address some of these issues of tourism growth augurs well for the Group's future.

The management team is fully committed to and is focused on improving the Group's performance for the ensuing year notwithstanding the generally challenging business environment.



Tsang Jat Meng
Managing Director

Hotel Ownership & Operational Structure

CDL HOTELS NEW ZEALAND LIMITED

70% — QUANTUM LIMITED

OWNED

Quality Hotel Rotorua	(136)
Quality Hotel Palmerston North	(151)
Quality Hotel Wellington Oriental Bay	(116)
Quality Hotel Wellington Willis Street	(84)
Quality Resort Queenstown Terraces	(85)
Quality Hotel Dunedin	(55)
Copthorne Hotel Auckland Anzac Avenue	(110)
Millennium Hotel Queenstown	(220)
TOTAL HOTELS	**8**

LEASED

Quality Hotel Auckland Rose Park	(117)
Copthorne Hotel Christchurch Durham Street	(161)
Copthorne Hotel Wellington Plimmer Towers	(94)
TOTAL HOTELS	**3**

FRANCHISED

Quality Hotel Commodore Christchurch Airport	(115)
Copthorne Hotel & Resort Taupo Manuels	(51)
Copthorne Hotel & Resort Masterton Solway Park	(101)
Quality Hotel Whangarei	(95)
Quality Hotel Hamilton	(147)
Quality Hotel Autolodge Paihia	(77)
Quality Hotel Autolodge Christchurch	(74)
TOTAL HOTELS	**7**

100% — HOSPITALITY SERVICES LTD (Management Company)

MANAGED

Quality Hotel Brydone, Oamaru	(50)

100%

OWNED

	Rooms
Quality Hotel Auckland Logan Park	(220)
Quality Hotel Te Anau	(94)
Quality Hotel Greymouth Kings	(102)
Copthorne Hotel Christchurch Central	(142)
Copthorne Hotel & Resort Queenstown Lakefront	(241)
Copthorne Hotel & Resort Bay of Islands Waitangi (49%)	(145)
Millennium Hotel Rotorua	(227)
TOTAL HOTELS OWNED	**7**

LEASED

Copthorne Hotel Auckland HarbourCity	(187)
Millennium Hotel Christchurch	(179)
TOTAL HOTELS LEASED	**2**

ROOMS

KIC Owned	1	390
CDL Owned	7	1,171
CDL Leased	2	366
Quantum Owned	8	957
Quantum Leased	3	372
Franchised	7	660
Quantum Managed	1	50
TOTAL HOTEL ROOMS		**3,966**

BRAND BREAKDOWN

	Properties	Rooms
Millennium	4	1,016
Copthorne	9	1,232
Quality	16	1,722
TOTAL	**29**	**3,966**

50.74% — KINGSGATE INTERNATIONAL CORPORATION LTD

OWNED

Millennium Hotel Sydney (Australia)	(390)
Birkenhead Point Shopping Centre & Marina Sydney (Australia)	
TOTAL HOTELS	**1**

MILLENNIUM
HOTELS AND RESORTS

COPTHORNE
HOTELS AND RESORTS

Quality Hotel
NEW ZEALAND



Bay of Islands
Whangarei
Auckland
Hamilton
Rotorua
Taupo
Palmerston North
Masterton
Wellington
Greymouth
Christchurch
Queenstown
Te Anau
Oamaru
Dunedin
New Zealand
Millennium Hotels
Copthorne Hotels
Quality Hotels

AUSTRALIA

Sydney

Millennium Hotel Sydney

NEW ZEALAND

Bay of Islands

Copthorne Hotel & Resort Bay of Islands
Quality Hotel Autolodge, Paihia

Whangarei

Quality Hotel Whangarei

Auckland

Copthorne Hotel Auckland Anzac Avenue
Copthorne Hotel Auckland HarbourCity
Quality Hotel Rose Park, Auckland
Quality Hotel Logan Park, Auckland

Hamilton

Quality Hotel Hamilton

Rotorua

Millennium Hotel Rotorua
Quality Hotel Rotorua

Taupo

Copthorne Hotel & Resort Taupo Manuels

Palmerston North

Quality Hotel Palmerston North

Masterton

Copthorne Hotel & Resort Masterton Solway Park

Wellington

Copthorne Hotel Wellington Plimmer Towers
Quality Hotel Oriental Bay Wellington
Quality Hotel Willis Street Wellington

Greymouth

Quality Hotel Kings Greymouth

Christchurch

Millennium Hotel Christchurch
Copthorne Hotel Christchurch Central
Copthorne Hotel Christchurch Durham Street
Quality Hotel Commodore Christchurch Airport
Quality Hotel Autolodge Christchurch

Dunedin

Quality Hotel Dunedin

Oamaru

Quality Hotel Brydone, Oamaru

Te Anau

Quality Hotel Te Anau

Queenstown

Millennium Hotel Queenstown
Quality Resort Terraces Queenstown
Copthorne Hotel & Resort Queenstown Lakefront

HOTEL DISTRIBUTION BY REGION

HONG LEONG GROUP

SINGAPORE

CITY DEVELOPMENTS LIMITED ★

SINGAPORE

MILLENNIUM & COPTHORNE HOTELS PLC ★

LONDON

CDL HOTELS NEW ZEALAND LIMITED

★

★

The names of persons holding office as directors of the company as at 31 December 2001 and the names of any persons who ceased to hold office as directors of the company during the accounting period are as follows:

John Wilson

60, non-executive Chairman, was appointed in August 1999 subsequent to the restructuring and sale of assets from City e-Solutions Limited (previously CDL Hotels International Limited) to Millennium & Copthorne Hotels plc ("M&C"). Mr Wilson joined M&C in 1998 and is its Chief Executive Officer. He held various posts during the 25 years he was with the Ladbroke Group and Hilton International. His last position before joining M&C was the Chief Operating Officer and Senior Executive Vice President of Hilton International where he was responsible for the operation of 167 hotels in 48 countries. In August 2000 he was conferred a honorary Doctorate of Business Administration from the Robert Gordon University of Aberdeen in recognition of his contribution to the international hotel industry. In January 2002 Mr Wilson was elected as Chairman of the British Hospitality Association.

Tsang Jat Meng,

69, Managing Director, was appointed as a non-executive Director in December 1990 and Managing Director in July 2000. Mr Tsang is also the Managing Director of CDL Investments New Zealand Limited and a Director of Kingsgate International Corporation Limited. Prior to his appointment to the board Mr Tsang was a senior partner and shareholder of a Stockbroking Company, Tsang & Ong of Singapore. In 1983 Mr Tsang was appointed as the Deputy Chairman of the Singapore Stock Exchange for a 5 year term.

Wong Hong Ren

50, non-executive Director, was appointed in February 1992 when the Hong Leong Group first invested in New Zealand. He is also an Executive Director of M&C and a non-executive Director of CDL Investments New Zealand Limited and Kingsgate International Corporation Limited. Mr Wong is the Group Investment Manager for the Hong Leong Group in Singapore.

Vincent Yeo

33, non-executive Director, was appointed in April 1993 and later became the Managing Director of the Australian and New Zealand operations of the Company. During that time he was responsible for developing and integrating the hotels into the largest hotel chain in New Zealand. In February 1998 he took up the position of Executive Director of M&C with special responsibilities in sales and marketing, based in London. In October 2001, he also assumed the role of Chief Operating Officer for Millennium & Copthorne Hotels Asian Pacific Region. He is presently the Chief Executive Officer of City e-Solutions Limited, a subsidiary of City Development Limited.

John Henderson

55, non-executive Director, was appointed to the Board in October 2000. He has held various posts during the 28 years he was with Starwood Hotels and Resorts Group. His last position before returning to New Zealand was Regional Vice President (Operations) for Asia Pacific Division where he had direct responsibility for 29 Sheraton and Westin Hotels in Great China, Japan, Korea, Taiwan and Guam. John was also a director for Starwood Joint Ventures in Tokyo, Hong Kong and Beijing and Chairman of the China Hotel Development Company. From May 1986 to May 1990 John was the Chief Executive of the Sheraton Group in New Zealand and Area Manager of the South Pacific region

Graham Andrew McKenzie

50, non-executive Director, was appointed to the Board in December 1999. Graham is a senior partner in national law firm, Bell Gully and leads key aspects of the commercial practice.

BOARD RESPONSIBILITY

The Board of Directors of CDL Hotels New Zealand Limited is responsible for the corporate governance of the Company. This responsibility includes setting the direction of the Company's business enterprise, being accountable to shareholders for its business performance and overseeing compliance with relevant legal obligations and standards of performance and conduct.

This responsibility includes such areas of stewardship as to the identification and control of the Group's business risks, the integrity of management systems and reporting to shareholders.

COMPANY OBJECTIVES

The principal objective of the Company and its subsidiaries (the Group) is to operate as a successful business and to be:

(a) as profitable and efficient as comparable businesses;

(b) a good employer i.e. an employer operating personnel policies which contain provisions generally accepted as necessary for the fair and equitable treatment of employees in all aspects of their employment;

(c) a leader in the hospitality industry;

The Board establishes the Group's principal objectives, determines major strategies for achieving those objectives, and provides the policy framework within which the Group operates and monitors management's performance within that framework.

DELEGATION

Day-to-day management of the Company is delegated to the Managing Director.

The Board is satisfied that there are sufficient written procedures, policies, guidelines and organisational structures in place to ensure there is an appropriate division of responsibility, as well as a programme to identify areas of significant risk and to effectively manage these risks.

Each year management submits to the Board a proposed annual budget for approval prior to the commencement of each financial year.

Major policies, which are subject to the Board's approval and review, include capital expenditure, treasury policy, guidelines for the appointment of senior staff and delegated authority limits.

The Board also compares actual business results to forecasts and to budget at Board meetings.

BOARD COMMITTEES

The Board has constituted an Audit Committee, comprising two independent directors (Messrs Henderson and McKenzie). The Audit Committee provides additional assurance regarding the quality and reliability of financial information used and issued by the Board. The Committee met on two occasions to review the accounting policies and the presentation of the annual accounts. The Group's Managing Director, Vice President Finance and external auditors participated in the meetings. The auditors have direct access to the committee Chairman.

BOARD COMPOSITION

The Board comprises of a non-executive Chairman, Managing Director, 2 non-executive Directors and 2 independent Directors. Further details about each of the Directors are set out on page 23 of this report.

The Company's constitution requires that Directors stand for re-election to the Board at the Annual Meeting of Shareholders once every three years.

LEGAL COMPLIANCE

The Group utilises both internal resources and external consultants to ensure compliance with relevant legislation governing its activities in hotel business, property management, resource management and human resources.

OCCUPATIONAL HEALTH & SAFETY

In February 2001 CDL Hotels New Zealand entered into a employer partnership programme with ACC under which CDL administers all accident claims made by its employees. It also rehabilitates accident cases back to the work-place. The Hotels were initially granted secondary level but after an audit of the Hotels in December 2001 they were elevated to tertiary level, a status enjoyed by only 2% of companies in New Zealand.

KPMG

To the shareholders of CDL Hotels New Zealand Limited

We have audited the financial statements on pages 27 to 43. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2001. This information is stated in accordance with the accounting policies set out on pages 31 to 33.

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2001 and the results of their operations and cash flows for the year ended on that date.

AUDITORS' RESPONSIBILITIES

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

BASIS OF OPINION

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm carries out other assignments for the company and certain of its subsidiaries in the area of taxation advice, special consultancy projects and legal services. Partners and employees of our firm also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. The firm has no other interest in the company or any of its subsidiaries.

UNQUALIFIED OPINION

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 27 to 43:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 31 December 2001 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 13 March 2002 and our unqualified opinion is expressed as at that date.

KPMG

Auckland

Statements of Financial Performance

CDL Hotels New Zealand Limited and Subsidiaries

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
Hotel		124,290	119,656	53,846	56,781
Property		78,042	122,456	-	-
Total Revenue		202,332	242,112	53,846	56,781
Net Profit Before Taxation	3	18,679	3,377	9,747	10,593
Taxation	4	(2,153)	(4,511)	(2,220)	(89)
Net Profit (Loss) After Taxation		16,526	(1,134)	7,527	10,504
Minority Interest		(5,832)	2,584	-	-
Net Profit		10,694	1,450	7,527	10,504

EARNINGS PER SHARE (CENTS)					
- Primary		3.06c	0.42c		
- Fully Diluted		3.06c	0.42c		

Primary and Fully Diluted earnings per share is based on the net profit after taxation attributable to ordinary shareholders and the weighted average number of ordinary shares on issue during the year.

Statements of Movements in Equity

CDL Hotels New Zealand Limited and Subsidiaries

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
Equity at Start of Year		301,682	305,023	193,385	165,522
Net Profit		10,694	1,450	7,527	10,504
Increase/(Decrease) in Property Revaluation Reserve	7	2,503	(1,891)	-	-
Movement in Exchange Translation Reserve	7	(1,750)	655	-	-
Total Recognised Revenue and Expenses for the Year		11,447	214	7,527	10,504
Movement in Minority Interest		9,597	(3,555)	-	-
Amalgamation of Subsidiary		-	-	-	17,359
Dividends Paid		(2,445)	-	(2,445)	-
Equity at End of Year		320,281	301,682	198,467	193,385

The attached notes on pages 31 to 43 form part of, and are to be read in conjunction with, these Financial Statements.

AS AT 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
EQUITY					
Share Capital	6	430,330	430,330	430,330	430,330
Reserves	7	(211,590)	(220,592)	(231,778)	(236,860)
Treasury Stock	6	(85)	(85)	(85)	(85)
Minority Interest		101,626	92,029	-	-
Total Equity		320,281	301,682	198,467	193,385
REPRESENTED BY:					
NON CURRENT ASSETS					
Fixed Assets	8	268,476	267,574	94,518	93,844
Investment Properties	9	116,495	113,150	-	-
Development Properties for Resale	10	32,268	28,051	-	-
Intangible Assets	11	7,705	8,433	5,087	5,521
Investment in Subsidiaries		-	-	94,118	94,118
Loan to Subsidiary		-	-	-	20,894
Total Non Current Assets		424,944	417,208	193,723	214,377
CURRENT ASSETS					
Cash and Deposits		8,649	2,338	5,247	249
Advances to Subsidiaries	16	-	-	3,885	3,487
Accounts Receivable	12	27,542	108,841	5,587	7,821
Inventories		1,284	1,468	392	440
Prepaid Taxation		479	589	-	167
Development Properties for Resale	10	15,872	46,468	-	-
Total Current Assets		53,826	159,704	15,111	12,164
Total Assets		478,770	576,912	208,834	226,541
NON CURRENT LIABILITIES					
Term Borrowings	13	129,748	101,154	-	-
Provision for Deferred Taxation	4	5,246	4,115	4,140	2,892
Total Non Current Liabilities		134,994	105,269	4,140	2,892
CURRENT LIABILITIES					
Accounts Payable and Accruals	14	20,751	24,138	5,197	4,426
Related Parties		244	19,890	787	2,738
Provision for Taxation		-	-	243	-
Current Portion of Term Liabilities	13	2,500	125,933	-	23,100
Total Current Liabilities		23,495	169,961	6,227	30,264
Total Liabilities		158,489	275,230	10,367	33,156
Net Assets		320,281	301,682	198,467	193,385

The attached notes on pages 31 to 43 form part of, and are to be read in conjunction with, these Financial Statements.

For, and on behalf of, the Board

J WILSON
CHAIRMAN
13 MARCH 2002

JM TSANG
MANAGING DIRECTOR
13 MARCH 2002

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES					
CASH WAS PROVIDED FROM:					
Receipts from Customers		281,064	166,977	55,119	52,704
Interest Received		909	636	1,466	1,328
Dividends Received		-	13	1,800	9,998
		281,973	167,626	58,385	64,030
CASH WAS APPLIED TO:					
Payments to Suppliers and Employees		(158,443)	(191,038)	(40,265)	(49,181)
Interest Paid		(10,403)	(9,318)	(1,187)	(1,697)
Capitalised Interest on Development Properties		(813)	(2,218)	-	-
Income Tax Paid		(823)	(2,189)	(72)	(2,181)
		(170,482)	(204,763)	(41,524)	(53,059)
Net Cash Inflow (Outflow) from Operating Activities		111,491	(37,137)	16,861	10,971
CASH FLOWS FROM INVESTING ACTIVITIES					
CASH WAS PROVIDED FROM:					
Sale of Investments		-	186	-	-
Sale of Fixed Assets		558	42	47	-
Net Advances from Subsidiaries		-	-	18,545	-
		558	228	18,592	-
CASH WAS APPLIED TO:					
Purchase of Fixed Assets		(9,541)	(4,209)	(4,910)	(819)
Purchase of Investment Properties		(978)	(2,949)	-	-
Purchase of Equity Investments		-	-	-	(2,503)
		(10,519)	(7,158)	(4,910)	(3,322)
Net Cash Inflow (Outflow) From Investing Activities		(9,961)	(6,930)	13,682	(3,322)

The attached notes on pages 31 to 43 form part of, and are to be read in conjunction with, these Financial Statements.

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES					
CASH WAS PROVIDED FROM:					
Borrowings		27,381	45,046	-	-
		27,381	45,046	-	-
CASH WAS APPLIED TO:					
Repayment of Borrowings		(119,389)	-	(23,100)	(8,900)
Dividends Paid to Shareholders of CDL Hotels New Zealand Limited		(2,445)	(2,445)	(2,445)	(2,445)
Dividends Paid to Minority Shareholders		(1,144)	(1,569)	-	-
		(122,978)	(4,014)	(25,545)	(11,345)
Net Cash Inflow (Outflow) from Financing Activities		(95,597)	41,032	(25,545)	(11,345)
Net Increase / (Decrease) in Cash Held		5,933	(3,035)	4,998	(3,696)
Add Opening Cash Brought Forward		2,338	5,341	249	3,945
Exchange Movement on Opening Cash		378	32	-	-
Closing Cash		8,649	2,338	5,247	249
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES					
Net Profit/(Loss) after Taxation		16,526	(1,134)	7,527	10,504
ADJUSTED FOR NON CASH ITEMS:					
Amortisation of Intangibles and Deferred Expenditure		1,020	1,359	434	645
Depreciation		10,101	10,522	4,184	3,239
Movement in Deferred Taxation		1,131	1,223	1,248	(1,988)
Writedown of Hotel Property		-	23,661	-	-
		28,778	35,631	13,393	12,400
ADJUSTMENTS FOR MOVEMENTS IN WORKING CAPITAL:					
(Increase)/Decrease in Receivables		79,780	(76,538)	2,234	(4,181)
(Increase)/Decrease in Inventories		221	(196)	48	(84)
(Increase)/Decrease in Development Properties		25,549	(463)	-	-
(Increase)/Decrease in Prepaid Taxation		116	(992)	410	-
Increase/(Decrease) in Payables		(24,465)	5,369	771	2,836
		81,201	(72,820)	3,463	(1,429)
LESS ITEMS CLASSIFIED AS INVESTING ACTIVITIES:					
Loss on Sale of Investments		-	2	-	-
Loss on Sale of Fixed Assets/Business		1,512	50	5	-
		1,512	52	5	-
Cash Inflows/(Outflows) from Operating Activities		111,491	(37,137)	16,861	10,971

The attached notes on pages 31 to 43 form part of, and are to be read in conjunction with, these Financial Statements.

NOTE | FOR THE YEAR ENDED 31 DECEMBER 2001

1 STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITY

CDL Hotels New Zealand Limited is a New Zealand publicly listed company, registered under the Companies Act 1993.

The Group consists of CDL Hotels New Zealand Limited and its subsidiaries. CDL Hotels New Zealand Limited is an issuer for the purposes of the Financial Reporting Act 1993.

STATUTORY BASE

These financial statements have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993.

MEASUREMENT BASE

The measurement base adopted is that of historical cost, except in the case of certain assets which have been revalued.

SPECIFIC ACCOUNTING POLICIES

The following specific accounting policies, which materially affect the measurement of financial performance and the financial position, have been applied:

(A) BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CDL Hotels New Zealand Limited and its subsidiaries from the date of acquisition. All significant inter-company balances and transactions are eliminated on consolidation. On acquisition of subsidiary companies, fair values are attributed to the net assets acquired. The purchase method of consolidation has been applied. Goodwill arising on consolidation is amortised on a straight line basis over the period considered appropriate by the Directors, not exceeding 20 years. Any discount on acquisition is applied to the reduction of the fair values of the non-monetary assets acquired by the Company.

(B) FOREIGN CURRENCY

Overseas assets and liabilities are translated to New Zealand dollars using the rate of exchange ruling at balance date. Revenues and expenses are translated at the average exchange rate for the year.

Exchange gains and losses resulting from translation of the opening net overseas investment, revenues and expenses, at rates different to the rate at which assets and liabilities are translated are recognised in the Exchange Translation Reserve.

Foreign currency transactions are recorded at the exchange rates in effect at the date of the transaction except where forward currency contracts have been taken out to cover foreign currency commitments. Where forward currency contracts have been taken out the transactions are translated at the rate contained in the contract. Monetary assets and liabilities arising from trading transactions or overseas borrowings are valued at closing rates. Gains and losses due to currency fluctuations on these items are included in the Statement of Financial Performance except where monetary liabilities are identified as a hedge against a foreign operation in which case the gain/loss is credited to the Exchange Translation Reserve.

Other exchange gains and losses are included in the Statement of Financial Performance for the year.

(C) FIXED ASSETS

All fixed assets, other than investment properties, are recorded at cost less accumulated depreciation.

NOTE | FOR THE YEAR ENDED 31 DECEMBER 2001

1 *STATEMENT OF ACCOUNTING POLICIES CONTINUED*

(D) INVESTMENT PROPERTIES

Investment properties under development are carried at the lower of cost or net realisable value. Cost includes the carrying value of the property at commencement of the development and all direct development costs, including interest for the period of development. Once completed, investment properties are carried at net current value and are subject to annual independent valuations. No charge is made in the Statement of Financial Performance for depreciation of investment properties. Property revaluations are taken directly to the Property Revaluation Reserve except where the revaluations are below cost, in which case they are taken directly to the Statement of Financial Performance.

(E) DEVELOPMENT PROPERTIES FOR RESALE

Property held for future development is stated at the lower of cost and net realisable value. Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred. All holding costs are written off through the Statement of Financial Performance in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place. Revenue and profit are not recognised on development properties until the point of formal unconditional contract for sale.

(F) DEPRECIATION

Depreciation is calculated using the straight line method to write off the cost of depreciable assets over their expected useful lives which are:

Freehold Buildings	50 - 100 years
Leasehold Buildings	15 - 75 years
Furniture and Fittings, Plant and Equipment	2 - 80 years
Motor Vehicles	6 - 7 years

Land is not depreciated.

(G) TAXATION

The taxation charge for the year is the estimated total liability in respect of the profit after allowance for permanent differences. The Group follows the comprehensive liability method of accounting for deferred taxation. Future tax benefits to the extent they exceed related deferred taxation liabilities are not recognised unless realisation of the assets is virtually certain.

(H) INTANGIBLE ASSETS

Intangible assets are recorded at cost and amortised on a straight line basis over their expected useful lives which are:

Management Contracts	12 years
Leasehold Interests	10 - 27 years
Pre Opening Expenses	3 - 5 years

(I) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost is determined on a first in, first out basis.

(J) ACCOUNTS RECEIVABLE

Accounts receivable have been valued at estimated realisable value after making provision for doubtful debts.

(K) FINANCIAL INSTRUMENTS

The Group manages its foreign exchange and interest rate risks based on its assessments of current and forecast market conditions and its facilities available. Surplus funds on hand from time to time are lodged with recognised banks. Any financial instruments entered into to protect any Group exposure are accounted for on the same basis as the underlying exposure and revenue or costs brought to account accordingly.

(L) CHANGES IN ACCOUNTING POLICY

There have been no changes in accounting policies and all policies have been applied on a consistent basis with the previous year, except for the early adoption of Financial Reporting Standard (FRS) - 37 (Consolidating Investments in Subsidiaries). In previous years the Groups interest in the Copthorne Hotel & Resort Bay of Islands was accounted for as a joint venture and proportionately consolidated. In 2001 this entity is now consolidated using the purchase method.

The effect of consolidating the Copthorne Hotel & Resort Bay of Islands is to increase the owner's equity and minority interests by $4.2 million. Certain comparative items have been restated to comply with current year presentation.

2 PRINCIPAL ACTIVITIES OF THE GROUP

The principal activities of the Group are:

1. Ownership and operation of hotels in New Zealand and Australia.
2. Land acquisition and development in New Zealand.
3. Provision of property related advisory services in New Zealand.
4. Ownership and operation of shopping centres and a marina in Australia.
5. Development of a residential complex for resale in Australia.

The principal subsidiary companies of CDL Hotels New Zealand Limited included in the consolidated financial statements as at 31 December 2001 are:

	PRINCIPAL ACTIVITY	HOLDING BY CDL HOTELS NEW ZEALAND LIMITED %
Context Securities Limited	Investment Holding	100.00
Millennium & Copthorne Hotels Limited	Dormant	100.00
All Seasons Hotels & Resorts Limited	Dormant	100.00
Copthorne Hotel & Resort Bay of Islands Joint Venture	Hotel Operations	49.00

The following subsidiary companies were liquidated during the year:-

CDL Securities Limited	Dormant	100.00
Paramoor Eleven Limited	Dormant	100.00

2 PRINCIPAL ACTIVITIES OF THE GROUP CONTINUED

	PRINCIPAL ACTIVITY	HOLDING BY CDL HOTELS NEW ZEALAND LIMITED %
QUANTUM LIMITED	Holding Company	70.00
100% OWNED SUBSIDIARIES OF QUANTUM LIMITED ARE:		
QINZ Holdings (New Zealand) Limited	Holding Company	
Quality Hotels Limited	Franchise Holder (Quality)	
QINZ Anzac Avenue Limited	Hotel Owner	
Hospitality Group Limited	Holding Company	
Hospitality Leases Limited	Lessee Company	
Hospitality Services Limited	Hotel Operations	
CDL INVESTMENTS NEW ZEALAND LIMITED	Holding Company	60.12
100% OWNED SUBSIDIARIES OF CDL INVESTMENTS NEW ZEALAND LIMITED ARE:		
CDL Land Limited	Property Investment and Development	
Landcorp Property Limited	Lessee Company	
LPL Group Limited	Holding Company	
Knight Frank NZ Limited	Real Estate Licence Holder & Franchisee/Dormant	
KINGSGATE INTERNATIONAL CORPORATION LIMITED	Holding Company	50.74
100% OWNED SUBSIDIARIES OF KINGSGATE INTERNATIONAL CORPORATION LIMITED ARE:		
Kingsgate Holdings Pty Limited	Holding Company	
Kingsgate Investments Pty Limited	Hotel and Shopping Centre Owner	
Kingsgate Hotels Pty Limited	Hotel Operations	
Birkenhead Holdings Pty Limited	Holding Company	
Birkenhead Investments Pty Limited	Shopping Centre Owner/Operator and Lessee of Marina/Residential Apartment Developer	
Birkenhead Services Pty Limited	Service Company	
Hotelcorp New Zealand Limited	Holding Company	

DOLLARS IN THOUSANDS	NOTE	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000

3 *OPERATING PROFIT BEFORE OTHER ITEMS AND TAXATION*

THE OPERATING PROFIT IS ARRIVED AT AFTER (CREDITING) AND CHARGING:				
Depreciation	10,101	10,522	4,184	3,239
Auditors' Remuneration:				
KPMG Audit Fees	233	289	74	58
KPMG Fees for Non-audit Services	243	288	64	56
Directors' Remuneration:				
Directors' Fees	101	104	10	33
Other Payments to Directors	418	543	-	345
Lease and Rental Expenses	10,101	10,312	4,252	6,403
Provision for Bad Debts:				
Debts Written Off	95	444	36	116
Movement in Doubtful Debt Provision	298	731	103	(9)
Amortisation of Goodwill	280	264	281	266
Amortisation of Other Intangibles	663	1,095	153	379
Interest Expense	9,870	9,318	1,021	1,697
Interest Income	(889)	(636)	(1,446)	(1,328)
Loss on Sale of Fixed Assets	2	50	5	-
Loss on Sale of Business	1,510	-	-	-
Foreign Exchange (Gain)/Loss	61	(4)	39	34
Dividends Income	-	(13)	(1,800)	(9,998)
Writedown of Hotel Property	-	23,661	-	-
Profit on Sale of Development Properties - Kingsgate	(6,011)	(12,967)	-	-

4 *TAXATION*

Net Profit Before Taxation	18,679	3,377	9,747	10,593
Taxation Thereon	6,164	1,114	3,217	3,496
ADJUSTED FOR TAXATION EFFECT OF:				
Permanent Differences	394	248	100	88
Taxation Losses Not/Now Recognised	(4,405)	1,065	(510)	(1,474)
Subvention Payment/(Receipts)	-	2,084	489	(2,021)
Group Tax Loss Offsets	-	-	(1,076)	-
Taxation Expense	2,153	4,511	2,220	89
TAXATION EXPENSE CONSISTS OF:				
Current Taxation	1,022	3,288	972	2,077
Deferred Taxation	1,131	1,223	1,248	(1,988)
	2,153	4,511	2,220	89

4 *TAXATION CONTINUED*

Kingsgate International Corporation, a group within the CDL Hotels New Zealand Group has unrecognised tax losses available of $1.3 million. (2000: $17.6 million).

The benefit of the tax losses will only be obtained if:

(i) The particular Tax Group with the losses derives further taxable income of a nature and of an amount sufficient to enable the benefit from the deductions for the loss to be realised in the respective tax jurisdiction.

(ii) The Group continues to comply with the conditions for deductibility and the carry forward of losses in accordance with statutory requirements.

(iii) The returns meet the approval of the relevant tax authorities.

(iv) There are no changes in tax legislation that adversely affect the Group's ability to carry these losses forward.

	GROUP		PARENT	
DOLLARS IN THOUSANDS	2001	2000	2001	2000
DEFERRED TAXATION				
Opening Balance	4,115	2,892	2,892	4,880
Current Year Charge	1,131	1,223	1,248	(1,988)
Closing Balance	5,246	4,115	4,140	2,892

5 *IMPUTATION CREDIT ACCOUNT*

Balance at Beginning of Year	346	88
Imputation Credits Attached to Dividends Received	569	1,458
Taxation Paid	-	(88)
Imputation Credits Attached to Dividends Paid	(814)	(1,112)
	101	346
The Imputation credits are available to shareholders of the Parent Company as follows:		
Through the Parent Company	101	346
Through Subsidiaries	3,780	4,185
	3,881	4,531

6 *SHARE CAPITAL*

	GROUP AND PARENT			
	2001 SHARES	2001 $	2000 SHARES	2000 $
Total Shares Issued	349,598,066	430,330	349,598,066	430,330
Shares Repurchased and Held as Treasury Stock	(329,627)	(85)	(329,627)	(85)
Total Shares Issued and Outstanding	349,268,439	430,245	349,268,439	430,245

All shares carry equal rights and rank pari passu with regard to residual assets of the Company.

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
7 RESERVES				
EXCHANGE TRANSLATION RESERVE				
Opening Balance	4,592	3,937	-	-
Current Year Movement	(1,750)	655	-	-
Closing Balance	2,842	4,592	-	-
PROPERTY REVALUATION RESERVE				
Opening Balance	2,534	4,425	-	-
Revaluation in Year	2,503	(1,891)	-	-
Closing Balance	5,037	2,534	-	-
ACCUMULATED LOSSES				
Opening Balance	(227,718)	(229,168)	(236,860)	(264,723)
Net Profit	10,694	1,450	7,527	10,504
Amalgamation of Subsidiary Companies	-	-	-	17,359
Dividends	(2,445)	-	(2,445)	-
Closing Balance	(219,469)	(227,718)	(231,778)	(236,860)
Total Reserves	(211,590)	(220,592)	(231,778)	(236,860)

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
8 FIXED ASSETS				
COST				
Freehold Land	42,277	42,786	10,064	10,064
Freehold Buildings	166,438	162,830	53,144	51,016
Leasehold Land and Buildings	19,512	14,490	1,150	1,150
Furniture and Fittings, Plant and Equipment	127,883	122,695	54,345	51,276
Motor Vehicles	183	629	69	161
Capital Work in Progress	544	3,573	262	565
	356,837	347,003	119,034	114,232
ACCUMULATED DEPRECIATION				
Freehold Buildings	(15,601)	(13,841)	(4,556)	(3,879)
Leasehold Land and Buildings	(1,631)	(1,183)	-	-
Furniture and Fittings, Plant and Equipment	(70,969)	(63,952)	(19,894)	(16,406)
Motor Vehicles	(160)	(453)	(66)	(103)
	(88,361)	(79,429)	(24,516)	(20,388)
Net Book Value	268,476	267,574	94,518	93,844

The Directors consider the value of land and buildings to be within the range of $290 to $310 million (2000: $300 to $320 million) which is in excess of the book value of $268 million. This range is substantiated by valuations completed by CB Richard Ellis, Registered Valuers, in December 2001 in respect of the Millennium Hotel, Sydney $86 million (2000: $88 million), and in May 2000 in respect of hotel assets in CDL Hotels New Zealand Limited of $127 million (2000: $127 million) and hotel assets in Quantum Limited $98 million (2000: $104 million). The Directors are of the opinion that this basis provides a reasonable estimate of the recoverable amount of the assets.

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000
9 INVESTMENT PROPERTIES		
Investment Properties	116,495	113,150

The investment property at Birkenhead Point, Sydney, was valued by Neil Proudlove ARICS, of CB Richard Ellis, Registered Valuers, on 31 December 2001. The investment properties consist of a shopping centre and a marina. The valuation of $116 million (A$93 million) (2000: $107 million to $113 million (A$85 million to A$90 million)) was based on existing use.

10 DEVELOPMENT PROPERTIES FOR RESALE

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000
Development Land	40,335	36,917
Residential Development	7,805	37,602
	48,140	74,519
Less expected to settle within one year	15,872	46,468
	32,268	28,051

Development land for resale is carried at the lower of cost and net realisable value. Interest of $813,000 (2000: $717,000) has been capitalised during the year. The value of development land held at 31 December 2001 was determined by Independent Registered Valuer, EB Smithies FNZPI, of DTZ Darroch as $60 million (2000: $64.5 million).

Residential development for resale at balance date consists of the residential development known as Birkenhead Quays. Nil interest (2000: $1,501,000) has been capitalised to development properties for resale during the year.

11 INTANGIBLE ASSETS

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Goodwill	3,430	3,703	3,383	3,664
Management Contracts	416	335	-	-
Leasehold Interests	3,859	4,379	1,704	1,857
Pre Opening Expenses	-	16	-	-
	7,705	8,433	5,087	5,521

12 ACCOUNTS RECEIVABLE

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Trade Receivables	23,317	104,600	4,452	5,019
Other Receivables	4,114	4,241	273	1,662
Related Parties	111	-	862	1,140
	27,542	108,841	5,587	7,821

13 TERM BORROWINGS

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
BORROWINGS:				
Secured Over All Fixed Assets, Investment Properties and Development Properties for Resale	132,248	227,087	-	23,100
Less Amount Classified as Current Liability	2,500	125,933	-	23,100
	129,748	101,154	-	-

All loans are repayable in full on maturity with maturity dates between August 2002 and December 2004. The average prevailing interest rate as at 31 December 2001 was 5.3% (2000: 7.0%).

14 ACCOUNTS PAYABLE AND ACCRUALS

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Trade Payables	2,939	4,971	667	936
Other Payables and Accruals	15,838	16,720	3,875	2,906
Employee Entitlements Payable	1,974	2,447	655	584
	20,751	24,138	5,197	4,426

DOLLARS IN THOUSANDS

15 SEGMENTAL INFORMATION

(A) INDUSTRY SEGMENTS	HOTEL	PROPERTY	TOTAL
2001			
Segment Revenue	124,290	78,042	202,332
Net Profit After Taxation Before Minority Interests	4,616	** 11,910	16,526
Segment Total Assets	294,001	184,769	478,770
2000			
Segment Revenue	120,129	121,983	242,112
Net Profit After Taxation Before Minority Interests	*(22,578)	21,444	(1,134)
Segment Total Assets	286,354	290,558	576,912

(B) GEOGRAPHIC SEGMENTS	NZ	AUSTRALIA	TOTAL
2001			
Segment Revenue	125,949	76,383	202,332
Net Profit After Taxation Before Minority Interests	** 4,110	12,416	16,526
Segment Total Assets	259,125	219,645	478,770
2000			
Segment Revenue	124,591	117,521	242,112
Net Profit After Taxation Before Minority Interests	3,440	*(4,574)	(1,134)
Segment Total Assets	251,914	324,998	576,912

** the business of Knight Frank (NZ) Limited was sold in the year ended 31 December 2001. The loss attributed to this business segment is $2.1 million.

* after write down of hotel property of $23.661 million.

16 RELATED PARTY

CONSOLIDATED

CDL Hotels New Zealand Limited is a 70.22% owned subsidiary of CDL Hotels Holdings New Zealand Limited which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc. The ultimate parent company is Hong Leong Investment Holdings Pte Limited.

During this period costs amounting to $524,000 (2000: $488,000) have been recorded in the profit and loss account in respect of:

(i) Reimbursement of expenses incurred by Millennium & Copthorne Hotels plc on behalf of the New Zealand subsidiary; and

(ii) Fees payable to Millennium & Copthorne Hotels plc for the provision of management and marketing support.

No related party debts have been written off and forgiven during the year.
During the year legal fees of $38,000 (2000: $138,000) were paid to Bell Gully Buddle and Weir, of which Mr. GA McKenzie (Director) is a partner.

PARENT

At balance date, there were interest bearing inter-company advances owing from/(to) subsidiaries. Net interest on advances of $860,000 (2000: $1,328,000) was received from subsidiaries during the year. The average interest rate charged during the year was 6.73% (2000: 6.0%). There were no set repayment terms. No related party debts have been written off and forgiven during the year. Nil lease expenses (2000: $6,397,000) were paid to subsidiaries for the lease of hotel properties during the year.

Management fees of $1,083,000 (2000: $1,067,000) were received from Quantum Limited during the year. During the year CDL Hotels New Zealand Limited made a subvention payment to Quantum Limited of $489,000, representing 12.5 cents paid for every $1 of losses received.

During the year legal fees of $3,000 (2000: $28,000) were paid to Bell Gully Buddle and Weir, of which

Mr. GA McKenzie (Director) is a partner.

On 14 September 1998, Kingsgate International Corporation issued 49,147,121 Redeemable Preference Shares for a total value of $36.9 million. These shares carry interest at a fixed rate of 6% per annum. These shares have been fully redeemed during the year. The total amount repaid was $36.9 million, of which $20.9 million was paid to CDL Hotels New Zealand Limited and $16.0 million paid to other shareholders of Kingsgate International Corporation.

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000

17 COMMITMENTS

	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
(a) Capital Expenditure	3,998	6,122	-	1,290
(b) Lease Commitments At balance date the Group and Parent had the following Operating Lease Commitments Payable:				
Not Later Than One Year	10,671	10,975	4,404	4,318
Later Than One Year and Not Later Than Two Years	10,353	10,663	4,492	4,404
Later Than Two Years and Not Later Than Five Years	30,601	30,774	14,024	13,748
Later Than Five Years	62,089	70,282	54,219	58,987
	113,714	122,694	77,139	81,457

18 CONTINGENT LIABILITIES

Various legal claims have been brought against the Group. No provision has been recognised in these financial statements in respect of these claims, as the Directors are of the opinion that the likelihood of success against the Group is remote.

19 FINANCIAL INSTRUMENTS

CREDIT RISK

Financial instruments which potentially subject the Group to credit risk principally consist of cash, accounts receivable, certificates of deposit and government stock. Certificates of deposit are placed with a registered bank. There is no significant concentration of credit risk. Maximum credit exposure as at balance date is as follows:

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Cash and Short Term Deposits	8,649	2,338	5,247	249
Accounts Receivable	27,542	108,841	5,587	7,821

19 FINANCIAL INSTRUMENTS CONTINUED

INTEREST RATE RISK

Interest rates on floating rate borrowings are periodically reset to market, every 3 to 6 months. The Group has entered into interest rate swap transactions to manage its floating rate exposure under its borrowing facilities. This off balance sheet hedge is accounted for on the same basis as the underlying floating rate exposure. Interest on both the borrowing facility and interest rate swaps are accounted for on an accrual basis over the life of the borrowing and interest swaps, respectively. The principal or contract amount of the interest rate swap outstanding at balance date was $24.6 million (2000: $77.8 million).

CURRENCY RISK

The Company owns 50.74% of Kingsgate International Corporation Limited. Substantially all the operations of this subsidiary are denominated in a foreign currency. Exchange gains and losses resulting from translation of the net investment in foreign subsidiaries are carried forward in the Exchange Translation Reserve.

At balance date, the Group has net assets totalling $147.8 million (2000: $139.4 million) that are not hedged. The Group does not have any other foreign currency monetary assets or monetary liabilities that are not hedged for the lesser of the next twelve months and the period until settlement.

FAIR VALUE

(a) Cash, accounts receivable, accounts payable, inventories, prepaid taxation. The carrying amount for these balances approximate their value because of the short maturities of these items.

(b) Shares in companies and other investments. The carrying amount for these balances represent the Directors' estimates of their fair values.

(c) Borrowings. The carrying amount for the borrowings represent their fair values because the interest rates are reset to market periodically, every 3 to 6 months. The interest rate swap agreements calculated on a net present value at market interest rates for the unexpired term as at balance date have an approximate fair value of ($481,000) (2000: ($437,000)).

20 LARGEST SHAREHOLDERS

AS AT 22 FEBRUARY 2002

		SHARES HELD	%
1	CDL Hotels Holdings New Zealand Limited	245,493,635	70.22
2	New Zealand Central Securities Depository Ltd (NZCSD)	52,561,964	15.03
3	Raymond John Randolph French and Alys Gay Christabel French	4,438,000	1.26
4	Kwek Leng Beng	3,000,000	0.85
5	Amalgamated Dairies Limited	2,268,147	0.64
6	Wong Hong Ren	2,000,000	0.57
7	Tsang Jat Meng	1,500,000	0.42
8	Yeow Ann Chiam & Sok Eng Boey	1,219,500	0.34
9	Contemporara Holdings Private Limited	1,000,000	0.28
10	Jin Chiat Lim	986,514	0.28
11	Hsu-Cheng Yang	900,000	0.25
12	MacQuarie Equities Custodians Ltd	866,515	0.24
13	New Zealand Land Brokers Limited	550,000	0.15
14	Financial Planners Auckland Limited	521,105	0.14
15	OCBC Securities Pte Ltd	500,000	0.14
16	Sita Singh	500,000	0.14
17	Yeo Vincent Wee Eng	500,000	0.14
18	Chin-Huang Lin	490,000	0.14
19	Thomas Alan Pegler (Snr)	406,200	0.11
20	Clive Barry Joseph Harper & Dian Merrilyn Harper	400,000	0.11
TOTAL		320,101,580	91.45

NZCSD is a depository system which allows electronic trading of securities to its members. The share holders holding more than 400,000 shares in the NZCSD account name were:

	SHAREHOLDING	SHARES HELD	%
1	Investors Pacific International Fund	18,902,500	5.41
2	Investors Global Fund	13,166,708	3.76
3	Deutsche Bank AG, London	6,500,000	1.86
4	Citibank Nominees (NZ) Limited	13,586,538	3.88

HOLDING SIZE

AS AT 22 FEBRUARY 2002	SHAREHOLDERS		SHAREHOLDINGS	
SIZE OF HOLDING	NUMBER	%	NUMBER	%
1 - 999	19	0.65	9,440	0.00
1,000 - 1,999	941	32.39	1,148,733	0.33
2,000 - 9,999	1308	45.03	5,566,799	1.59
10,000 - 49,999	488	16.80	8,900,340	2.55
50,000 and over	149	5.13	333,972,754	95.53
	2905	100.00	349,598,066*	100.00

* includes 329,627 securities held by the Company as treasury stock

DOMICILE OF SHARE HOLDERS

COUNTRY	SHAREHOLDERS		SHAREHOLDINGS	
	NUMBER	%	NUMBER	%
New Zealand	2774	95.49	332,772,111	95.18
Australia	65	2.24	373,600	0.11
Others	66	2.27	16,452,355	4.71
	2905	100.00	349,598,066	100.00

DIRECTORS' SHARE HOLDINGS

AS AT 1 MARCH 2002

DIRECTORS	2001	2000
J Wilson	–	–
HR Wong	2,000,000	2,000,000
VWE Yeo	500,000	500,000
J Henderson	–	–
GA McKenzie	–	–
JM Tsang	1,500,00	1,500,000

SUBSTANTIAL SECURITY HOLDERS

AS AT 1 MARCH 2002

The following persons are deemed to be substantial security holders in accordance with section 26 of the Securities Amendment Act 1988.

	VOTING SECURITIES	%
CDL Hotels Holdings New Zealand Limited	245,493,635	70.22

CDL Hotels Holdings New Zealand Limited is a wholly owned subsidiary of Millennium & Copthorne Hotels plc.

At 1 March 2002 the total number of issued voting securities of CDL Hotels New Zealand Limited was 349,598,066, and this includes 329,627 shares held by the Company as treasury stock.

INTERESTS REGISTER RECORD

The following entries were recorded in the interests register of the Company and its subsidiaries* during the year ended 31 December 2001:

DIRECTORS INTERESTS IN TRANSACTIONS

DISCLOSURE DATE	DIRECTOR	NATURE OF INTEREST
10 April 2001	J M Tsang	Determination of Mr Tsang's remuneration as the Managing Director and termination of his director's fees
30 May 2001	J M Tsang	Purchase of a company vehicle by Mr Tsang and the determination of compensation by the company for lack of use of a company car

SHARE DEALINGS OF DIRECTORS

There was no record of any share transactions by the Directors of the Company in the Company or its subsidiaries* during the accounting period.

GENERAL DISCLOSURE OF INTEREST BY DIRECTORS

In accordance with Section 140(2) of the Companies Act 1993, directors have made general disclosures of their interest in the following companies:

DIRECTOR	POSITION	COMPANY
J Wilson	Chairman	CDL Investments New Zealand Limited
		Kingsgate International Corporation Limited
	Director	CDL (New York) L.L.C
		CDL (NYL) Limited
		CDL Hotels (Korea) Limited
		CDL Hotels USA, Inc
		CDL Management L.L.C.
		CDL West 45th Street L.L.C.
		M&C Hotels Holdings USA Limited
		Millennium & Copthorne (Austrian Holdings) Limited
		New Plaza Associates, L.L.C.
		NPA/DIT Limited Partnership
		Plaza Operating Partners Ltd
		Republic Hotels & Resorts Limited
		SI Komplex II Gastronomiebetriebsgesellschaft mbH
	Chief Executive Officer	Millennium & Copthorne Hotels plc
HR Wong	Director	Millennium and Copthorne Hotels plc
		City e-Solutions Limited
		Kingsgate International Corporation Limited
		CDL Investments New Zealand Limited
		Republic Hotels and Resorts Limited
		Quantum Limited
		CDL Hotels Holdings New Zealand Limited

*This does not include the publicly listed subsidiaries of the Group as they are reported separately.

DIRECTOR	POSITION	COMPANY
JM Tsang	Director	CDL Investments New Zealand Limited
		Quantum Limited
		Kingsgate International Corporation Limited
VWE Yeo	Chief executive Officer	City e-Solutions Limited
	Director	Amarin Plaza Public Company Limited
	Director	Wrep Thailand Holdings
	Director	Kingsgate International Corporation Limited
	Director	CDL Investments New Zealand Limited
	President	Swan Holdings Limited
	Director	Swan Inc
	Alternate Director	CDL Hotels Holdings New Zealand Limited
GA McKenzie	Partner	Bell Gully Buddle Weir
	Director	Burmah Castrol Chemicals (NZ) Limited
J Henderson	Director	CDL Investments New Zealand Limited
		Kingsgate International Corporation Limited

*DIRECTORS' REMUNERATION**

Directors remuneration paid in the year ended 31 December 2001 were as follows:

$000	DIRECTORS FEES		OTHER BENEFITS	
	PARENT	SUBSIDIARIES	PARENT	SUBSIDIARIES
J Wilson	-	-	-	-
HR Wong	-	-	-	-
JM Tsang	-	-	282	-
VWE Yeo	-	-	-	-
GA McKenzie	15	-	-	-
J Henderson	10	-	-	-
JE Paki	-	21	-	-
BJ Mackie	-	9	-	-
RT Charters	-	9	-	-
G Wilson[1]	-	-	-	-
K Arasaratnam[1]	-	-	-	-
S Harrison[1]	-	-	-	-

1. These persons, who are directors of some of the subsidiaries, do not receive any remuneration or benefit as a director as they are employees of the parent company, CDL Hotels New Zealand Limited.

INDEMNITY AND INSURANCE

In accordance with the Company's constitution, the Company has insured all its Directors and the Directors of its subsidiaries against liabilities to other parties (except the Company or a related party of the Company) that may arise from their positions as Directors. The insurance does not cover liabilities arising from criminal actions.

INFORMATION USED BY DIRECTORS

During the year the Board received no notices from any Directors of the Company requesting the use of company information which they would have received in their capacity as directors which would not otherwise have been available to them.

*This does not include the publicly listed subsidiaries of the Group as they are reported separately.

BOARD OF DIRECTORS OF SUBSIDIARY COMPANIES

The names of persons holding office as directors of the subsidiaries of the company as at 31 December 2001 and the names of any persons who ceased to hold office as Directors of the Company during the accounting period are as follows:

NAME	POSITION	OWNERSHIP	ACTIVITY
CDL INVESTMENTS NEW ZEALAND LIMITED		60.12%	Public Listed Company
J Wilson	Chairman		Property Development
JM Tsang	Managing Director		and Investment
HR Wong	Director		Property Management
J Henderson	Director		
VWE Yeo	Director		
DJ Lindsay	Director		
KINGSGATE INTERNATIONAL CORPORATION LIMITED		50.74%	Public Listed Company
J Wilson	Chairman		Hotel, Shopping Centres
CHL Ho	Director		and Marina ownership and
SG Ho	Director		operations
HR Wong	Director		
VWE Yeo	Director		
J Henderson	Director		
JM Tsang	Director (appointed 23/7/01)		
ATH Lee	Director (resigned 17/7/01)		
QUANTUM LIMITED		70%	Joint Venture Company
JM Tsang	Chairman		Hotel ownership and
HR Wong	Director		operations
JE Paki	Director		
RT Charters	Director		
BJ Mackie	Director		
GBK Wilson	Director		
SNB Harrison	Director (appointed 19/7/01)		
ATH Lee	Director (resigned 17/7/01)		
HOSPITALITY SERVICES LIMITED		70%	Hotel Management Company
JM Tsang	Chairman		
HR Wong	Director		
RT Charters	Director		
BJ Mackie	Director		
JE Paki	Director		
GBK Wilson	Director		
K Arasaratnam	Director		
SNB Harrison	Director (appointed 19/7/01)		
ATH Lee	Director (resigned 17/7/01)		

EXECUTIVE EMPLOYEES' REMUNERATION

The number of employees or former employees of the Company and its subsidiaries* who received remuneration and any other benefits in their capacity as employees, the value of which was or exceeded $100,000 per annum are as follows:

	NUMBER OF EMPLOYEES
100,000 to 110,000	4
110,001 to 120,000	2
120,001 to 130,000	3
130,001 to 140,000	2
140,001 to 150,000	1
150,001 to 160,000	-
160,001 to 170,000	-
170,001 to 180,000	-
180,001 to 190,000	-
190,001 to 200,000	-
200,001 to 210,000	1

DONATIONS

During the year the Company and its subsidiaries* made no donations to charity.

AUDIT COMMITTEE OF DIRECTORS

The company does have a properly constituted Audit Committee of Directors. The members of the committee are the two independent directors, John Henderson and Graham McKenzie. Mr Henderson is the chairman of the committee.

AUDITORS' REMUNERATION

During the year the following amounts were payable to the auditors of the Company.

$000	2001	2000
KPMG Audit	$233	$289
KPMG Other Services	$243	$288

*This does not include the publicly listed subsidiaries of the Group as they are reported separately.

Notice is hereby given that the seventeenth annual meeting of shareholders of CDL Hotels New Zealand Limited will be held at the Quality Hotel Logan Park, Totara Room, 187 Campbell Road, Greenlane, Auckland on Thursday, 9 May 2002 at 4.00 pm.

Normal Annual Meeting Business

1. ANNUAL REPORT

To receive the annual report for the year ended 31 December 2001.

2. DIRECTORS

HR Wong and G McKenzie retire by rotation in accordance with Clause 28.6 of the Company's constitution and being eligible offer themselves for re-election.

3. AUDITORS

To record the reappointment of KPMG Auckland, as the auditors and to authorise the directors to fix their remuneration for the ensuing year.

4. GENERAL BUSINESS

To deal with any other business that may properly be brought before the meeting.

By Order of the Board

K Arasaratnam
Group Company Secretary
5 April 2002

NOTES:

All Shareholders are entitled to attend the meeting.

A Shareholder entitled to vote may appoint a proxy to attend and vote in their place.

A proxy need not be a shareholder of the Company. A proxy form is enclosed. Instructions for completing and mailing the form are set out thereon.

If the proxy form is signed under a Power of Attorney, this must be produced for noting by the Company, if not already noted. A declaration of non-revocation of the power of attorney must be attached.

Companies appointing a proxy must do so either under the signature of two Directors, or have an authority produced for noting by the Company.

Completed proxies must be lodged at Computershare Registry Services Limited, Private Bag 92119, Auckland, not later than 4.00 pm on 7 May 2002.

For use at the Annual Meeting of the Company to be held on Thursday 9th May 2002 and at any adjournment thereof.

I / We ____

(Full Name)

of ____

(Address)

Shareholder No ____

Being a shareholder (s) of CDL HOTELS NEW ZEALAND LIMITED hereby appoint

______________________ of ______________________

(Full Name of Proxy) (Address of Proxy)

Or failing him / her ______________________ of ______________________

as my / our proxy to vote for me / us on my / our behalf at the 17th Annual Meeting of the Company to be held on Thursday 9th May 2002 at 4.00 pm and at any adjournment thereof.

Unless otherwise directed below my / our proxy may vote as he / she thinks fit or abstain from voting.

RESOLUTIONS

(Please indicate with a **tick** in the appropriate box)	FOR	AGAINST
1. TO ELECT DIRECTORS		
H R Wong	☐	☐
G McKenzie	☐	☐
2. TO RECORD THE REAPPOINTMENT OF KPMG AUCKLAND AS AUDITORS AND TO AUTHORISE THE DIRECTORS TO FIX THEIR REMUNERATION	☐	☐

Signed this ______________________ day of ____________ 2002

Usual signature/s of Shareholder (s) ______________________

NOTES:

1. If you wish you may appoint, as your proxy, the chairperson of the meeting.
2. If the form is returned without direction as to how the proxy shall vote on any particular resolution, the proxy will exercise the proxy's discretion as to whether to vote and, if so, how.
3. This form must be signed by the appointor or his / her / their attorney duly authorised in writing or if the appointor is a corporation, under the hand of a signatory/s or attorney duly authorised. Joint holders should all sign this form.
4. Companies appointing a proxy must do so either under the signature of two Directors or have any authority produced for noting by the Company.
5. This form, the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of the power or authority and a certificate of non-revocation of the power of attorney must be lodged at Computershare Registry Services, Private Bag 92119, Auckland not later than 4.00pm on 7th May 2002 being 48 hours before the start of the meeting.

MAILING INSTRUCTIONS

Please detach and put in a stamped addressed envelope to:

Computershare Registry Services,
Private Bag 92119,
Auckland 1020

CORPORATE DIRECTORY

Company Directors

J Wilson	Chairman
JM Tsang	Managing Director
HR Wong	Director
GA McKenzie	Director
J Henderson	Director
VWE Yeo	Director

Group Company Secretary

First Admiral (ret'd)

K Arasaratnam (Hari)

Registered Office

280 Centre, Level 13

280 Queen Street

Auckland, New Zealand

PO Box 5640

Wellesley Street

Auckland

New Zealand

Telephone	64 9 309 6021
Facsimile	64 9 309 3244
DX	CX10036 Auckland
Website	www.cdlhotels.co.nz

Auditors

KPMG

Bankers

ANZ Bank, Auckland

HSBC, Auckland

Share Registry

Computershare Registry Services

159 Hurstmere Road

Takapuna, New Zealand

Private Bag 92119, Auckland 1030

Telephone 64 9 488 8700

Facsimile 64 9 488 8787

MILLENNIUM
HOTELS AND RESORTS

Millennium Hotel Rotorua	(64) (7) 347 1234
Millennium Hotel Christchurch	(64) (3) 365 1111
Millennium Hotel Queenstown	(64) (3) 441 8888
Millennium Hotel Sydney	(61) (2) 9356 1234

COPTHORNE
HOTELS AND RESORTS

Copthorne Hotel & Resort Bay of Islands	(64) (9) 402 7411
Copthorne Hotel Auckland HarbourCity	(64) (9) 377 0349
Copthorne Hotel Auckland Anzac Avenue	(64) (9) 379 8509
Copthorne Hotel & Resort Taupo Manuels	(64) (7) 378 5110
Copthorne Hotel & Resort Masterton Solway Park	(64) (6) 377 5129
Copthorne Hotel Wellington Plimmer Towers	(64) (4) 473 3750
Copthorne Hotel Christchurch Durham Street	(64) (3) 365 4699
Copthorne Hotel Christchurch Central	(64) (3) 379 5880
Copthorne Hotel & Resort Queenstown Lakefront	(64) (3) 442 8123

Quality Hotel
NEW ZEALAND

Quality Hotel Autolodge, Paihia	(64) (9) 402 7416
Quality Hotel Whangarei	(64) (9) 438 0284
Quality Hotel Rose Park, Auckland	(64) (9) 377 3619
Quality Hotel Logan Park, Auckland	(64) (9) 634 1269
Quality Hotel Hamilton	(64) (7) 849 0860
Quality Hotel Rotorua	(64) (7) 348 0199
Quality Hotel Palmerston North	(64) (6) 356 8059
Quality Hotel Oriental Bay Wellington	(64) (4) 385 0279
Quality Hotel Willis Street Wellington	(64) (4) 385 9819
Quality Hotel Kings Greymouth	(64) (3) 768 5085
Quality Hotel Commodore Christchurch Airport	(64) (3) 358 8129
Quality Hotel Autolodge Christchurch	(64) (3) 355 6109
Quality Hotel Brydone, Oamaru	(64) (3) 434 9892
Quality Resort Terraces Queenstown	(64) (3) 442 7950
Quality Hotel Dunedin	(64) (3) 477 6748
Quality Hotel Te Anau	(64) (3) 249 7421

MILLENNIUM
HOTELS AND RESORTS

COPTHORNE
HOTELS AND RESORTS

Quality Hotel
NEW ZEALAND

Hotels

CDL HOTELS NEW ZEALAND LIMITED



CDL
INVESTMENTS
NEW ZEALAND
LIMITED



Annual Report
2001

CDL Investments New Zealand Limited has been listed on the New Zealand Stock Exchange since 1984. The market capitalisation was $31.8 million as at 31 December 2001. Its core activity is property investment, development and management.

CDL Land, a wholly owned subsidiary, is a property investment and development arm of the company and it specialises in residential subdivision with most of its land holdings in the key growth areas of New Zealand.

The Company has approximately 4,944 shareholders of which 97.05% are domiciled in New Zealand. The majority shareholder is CDL Hotels New Zealand Limited, another listed company with a total assets of $479 million and a market capitalisation of $51.2 million as at 31 December 2001.



Directors are pleased to present the Annual Report of CDL Investments New Zealand Limited for the year ended 31 December 2001.

Signed for and on behalf of the Board of Directors

[illegible]	JM Tsang
[illegible]	Managing Director
[illegible] March 2002	15 March 2002

Contents

Directors Certificate	IFC
Corporate Profile	IFC
Trend Statement	Page 2
Chairman's Statement	Page 4
CDL Land Review	Page 8
Group Corporate Structure	Page 11
Board of Directors	Page 12
Corporate Governance Statement	Page 13
Auditors' Report	Page 14
Financial Statements	Page 15
Shareholder Information	Page 25
Statutory Information	Page 27
Notice of Annual Meeting	Page 30
Proxy Form	Page 31
Directory	IBC





FINANCIAL CALENDAR

Half Year Ends	*30 June 2002*
Interim Result Announcement	*July 2002*
Interim Report Mailed	*August 2002*
Financial Year Ends	*31 December 2002*
Annual Result Announcement	*March 2003*
Annual Report Mailed	*April 2003*

Financial Summary

FOR THE YEAR ENDED 31 DECEMBER 2001

DOLLARS IN THOUSANDS	2001	2000	1999
Total Revenue	30,269	26,619	27,715
Profit (Before Other Items and Taxation)	(278)	6,102	7,671
Group Net Profit (After Taxation)	(264)	4,081	5,115
Earnings Per Share	(0.14)	2.2c	3.0c
Dividends Per Share	0	1.6c	2.5c
Net Asset Backing Per Share (before Distributions)	21c	22.7c	23.0c
Number of Issued Shares (000's)	187,144	185,757	171,363
Total Liabilities: Total Assets Ratio	23.95%	24.90%	30.40%
Total Assets	51,516	56,088	50,509
Group Equity	39,178	42,140	35,148



Market Value 2001
Book Value 2001
Land Area 2001
30%
60%
25%
64%
11%
20%
24%
40%
Auckland
Hamilton
Bay of Plenty
Christchurch
Other



The earthworks undertaken at the start of a development are sometimes very large and can be of a complex nature. Forward planning minimises any adverse environmental risks associated with such large scale development.

FINANCIAL PERFORMANCE

CDL Investments New Zealand Limited (CDLI), a 60.12% owned subsidiary of CDL Hotels New Zealand Limited announced a net loss after tax of $264,000 for the 12 months ended 31 December 2001, compared to a profit of $4,100,000 in the previous year. Total revenue of $20,269,000, was a decrease of 23.9% from that of last year. Net operating loss before tax was $278,000, a decrease of 104.5% over the previous year primarily reflecting an average year from the company's core land investment and development activities offset by a disastrous trading year from the property services subsidiary, Knight Frank (NZ) Limited.

FINANCIAL INFORMATION

Total shareholders funds, as at 31 December 2001 was $39,178,000 with total assets at $51,516,000. Net asset backing as at 31 December 2001, dropped to 21 cents per share. Earnings per share, was (0.14) cents compared to 2.24 cents the previous year.

In the course of the year more than 163 residential sections were sold. This compared with 204 sections sold during the same period the previous year.

OPERATIONS

The year 2001 was a good year for the New Zealand economy, in contrast to the recessionary position generally experienced by our major trading partners. Strong commodity prices, an undervalued New Zealand dollar together with low unemployment, low interest rates and low inflation helped build domestic demand. Domestic property sales finished the year on a strong note, albeit from the lower value sector of the market, after building steadily during the year with momentum that will carry into 2002.

Notwithstanding that market conditions were better than the year prior, the property services subsidiary of Knight Frank (NZ) Limited continued its revenue decline, begun during 2000, and turned in its worst financial performance in its relatively short history. A major factor has been the dramatic decline in profitability of the company's Land Resource Division, that has underpinned the revenue and profitability in recent years.

Knight Frank is now in need of significant financial restructure and reinvestment. However as property services is no longer considered to be a core business of CDLI, the Board has sometime ago elected to exit this area and actively sought suitable buyers. This has now resulted in a sale of the Knight Frank business and staff to another major property services company who will merge Knight Frank with their own operations early in 2002. This will allow CDLI to focus on its core land investment and development activities without the drain on profits and resources of its other poorly performing subsidiaries.



The Waimanu Bay subdivision is now well advanced in its development cycle.

Land-based investment and development activities continue to be the major contributor to the profits of 2001 (offset by losses mainly from the property services activities) although it was a year that started slowly and gained momentum in the second half. In the course of the year more than 163 residential sections were sold. This compared with 204 sections sold during the same period the previous year.

During the year, an adjoining property to East Coast Bays Road land holding in Auckland was acquired. This acquisition, comprising 4.05 hectares, brought up to 13.871 hectares, the land

holdings scheme planned to be subdivided to yield 145 residential lots. The first stage comprising 45 lots is currently under development and will be released to the market later in the year.

Currently the company is in the process of developing 115 new lots from its land bank in Auckland and Hamilton. Progress on these sites would have been more advanced if it had not been for the period of unseasonable wet weather experienced during November and December.

DIVIDEND

In view of the loss for the year, the Board is not recommending the payment of any dividend.

INCREASE IN ISSUED SHARE CAPITAL

Pursuant to a Dividend Reimbursement Plan a total of 1,387,033 ordinary shares were issued in April 2001. The total number of shares on issue as at 31 December 2001 was 187,144,244 ordinary shares.

FUTURE OUTLOOK

The current strength of the New Zealand economy is expected to last well into 2002 before any effects of the current international recession are felt, and the momentum in local property markets that has built during the latter part of 2001 is expected to similarly flow on as well. In confirmation of this, section sales have been particularly strong in the first two months of the year, and this ensures a good start to the new financial year.

With the sale of the ailing property services subsidiary, Knight Frank (NZ) Limited, finally completed, the Directors are now better able to focus on the fundamentals required for successful property investment and management. The company has a strong balance sheet and is well placed to take advantage of any opportunities in the market while they exist, and to ride out the more difficult times when these occur. At this stage the Board and management remain confident of the ongoing profitability of the company and also confident of significantly better result in 2002.

John Wilson
Chairman
13 March 2002



A new acquisition in the East Coast Bays of Auckland has added a further 4.05 hectares to the development, bringing the total land area up to 13.871 hectares.

Domestic property sales finished the year on a strong note, albeit from the lower value sector of the market. This momentum has carried through into 2002.

OVERVIEW

2001 was generally a good year for the New Zealand economy. In contrast to the recessionary conditions felt by most of our major trading partners we, as a country, experienced a healthy strengthening of domestic demand over the year buoyed by low interest rates, low unemployment and low inflation as well as strong commodity prices and an undervalued New Zealand dollar. As a result domestic property sales finished the year on a strong note, albeit from the lower value sector of the market. This momentum has carried through into 2002.

The year, however, was not without its challenges. In particular, after a disappointing run, the Directors took the decision to sell our loss-making property services subsidiary Knight Frank (NZ) Limited. This has enabled us to return our focus back to our core business of property investment and management.

This function is carried out through CDL Land where rural or semi-rural land is purchased and then managed through the resource consent process to allow its development into residential or lifestyle units. This has traditionally been the main contributor to profits.



Though the year started slowly, more than 163 residential sections were sold in 2001.

RISK MANAGEMENT

CDL Investment is well aware of the cyclical nature of its business and the need to manage risk. As such it continues its policy of operating a relatively small corporate office with a highly skilled management team. Additional resources are sub-contracted out on a project by project basis in the form of locally based professional consultants, contractors and agents. In this way local knowledge is utilised and company overheads are kept to a minimum.

The company manages exposure to financial and business risks in a number of different ways:

It continually assesses its exposure to the business cycle;

- It achieves financial flexibility by minimising its commitments to long-term contracts, enabling it to take advantage of market changes at short notice;
- By maintaining a sustainable gearing ratio, long-term debt is kept in proportion to deferred property settlements;
- Having a long-term strategy of creating diversified products in a range of price brackets;
- The maintenance of a steady earnings stream through a scrupulous adherence to time management.

Consequently, CDL Investment is well placed to manage its exposure to the changing cycles of business and remains ready to take advantage of opportunities as they present themselves.



The well established subdivision of Reeves Garden and Highfields in West Auckland finished the year on a strong note, reflecting an increase in activity in the lower value market sector.

OPERATIONAL PHILOSOPHY AND APPROACH

As a general philosophy, CDL Land adopts an extremely selective approach as it continues to investigate opportunities in key areas of the country.

Once a potential development is identified, we assess the quality of the investment, terms of trade and the scope for managing the risks.

The company takes a highly disciplined approach when planning a new development, including:

- Defining a critical path;
- Assessing the risk at each stage of the development and formulating strategies to minimise the risks.

In approaching a new development CDL Land considers any unique characteristics of the land, the demographics of the area and also the relationship to the existing community assets. By spending time and resources analysing these factors, quality features can be incorporated into each development such as safe ways to school playgrounds and other local community amenities.

ENVIRONMENT

CDL Land is mindful of the importance of environmental protection in maintaining a high quality of life for all New Zealanders.

We are committed to the spirit of the Resource Management Act and carry out extensive planning and consultation to ensure developments are managed responsibly with minimum impact on the environment and community. Developments are seen as an opportunity to meet the community's housing requirements with environmentally acceptable standards.

OUTLOOK

With most commentators expecting the current strength of the New Zealand economy to continue well into the year, the outlook for CDL Investment is positive. Certainly, the momentum built in the local property market during the latter part of 2001 is showing few signs of abatement. Section sales have been particularly strong in the first two months of the year, and this ensures a good start to the new financial year.

Work has already begun on this year's construction programme of 115 lots from land holdings in Auckland and Hamilton.

CDL Investment has a strong balance sheet and is well placed to take advantage of any opportunities in the market while they exist, and to ride out the more difficult times when these occur. At this stage the Board and management remain confident of the ongoing profitability of the company and of producing a significantly better result in 2002.



The Company makes maximum effort to ensure environmental issues are dealt with responsibly and in accordance with consents issued.

CDL Investment has a strong balance sheet and is well placed to take advantage of any opportunities in the market while they exist, and to ride out the more difficult times when these occur.


HONG LEONG GROUP
SINGAPORE
CITY DEVELOPMENTS LIMITED ★
Singapore
MILLENNIUM & COPTHORNE HOTELS PLC ★
London
CDL HOTELS NEW ZEALAND LIMITED ★
Auckland
CDL INVESTMENTS ★ NEW ZEALAND LIMITED
100%
100%
CDL Land New Zealand Limited
LPL Group Limited
100%
100%
Knight Frank (NZ) Limited
Landcorp Property Limited
★ Publicly Listed Companies

John Wilson

60, non executive Chairman, was appointed in August 1999 subsequent to the restructuring and sale of assets from City e-Solutions Limited (previously CDL Hotels International Limited) to Millennium & Copthorne Hotels plc ("M&C"). Mr Wilson joined M&C in 1998 and is the Chief Executive Officer. He held various posts during the 25 years he was with the Ladbroke Group and Hilton International. His last position before joining M&C was the Chief Operating Officer and Senior Executive Vice President of Hilton International where he was responsible for the operation of 167 hotels in 48 countries. In August 2000, he was conferred a honorary Doctorate of Business Administration from the Robert Gordon University of Aberdeen in recognition of his contribution to the International Hotel industry. In January 2002, Mr Wilson was elected as chairman of the British Hospitality Association.

Tsang Jat Meng

69, Managing Director of CDL Hotels New Zealand Limited. He was appointed as a non-executive director in August 1991 and Managing Director in July 2000. He is also a director of Kingsgate International Corporation Limited. Prior to his appointment to the board, Mr Tsang was a senior partner and shareholder of a Stockbroking Company, Tsang & Ong of Singapore. In 1983 Mr Tsang was appointed as the Deputy Chairman of the Singapore Stock Exchange for a 5 year term.

Wong Hong Ren

50, non-executive Director, was appointed in February 1992 when CDL first invested in New Zealand. He is also an executive Director of M&C and he is also a non-executive Director of Kingsgate International Corporation Limited. Mr Wong is the Group Investment Manager for the Hong Leong Group in Singapore.

Vincent Yeo

33, non-executive Director, was appointed in April 1993 and later became the Managing Director of the Australian and New Zealand operations of the Company. During that time he was responsible for developing and integrating the hotels into the largest hotel chain in New Zealand. In February 1998 he took up the position of Executive Director of M&C with special responsibilities in sales and marketing, based in London. In October 2001, he also assumed the role of Chief Operating Officer for Millennium & Copthorne Hotels Asian Pacific Region. He is presently the Chief Executive Officer of City e-Solutions Limited, a subsidiary of City Development Limited.

John Lindsay

59, Executive Director, was appointed to the board in July 1997. He was previously the General Manager of CDL Land from 1996 and has been responsible for the Company's growth during its formative years.

John Henderson

55, non-executive Director, was appointed to the Board in October 2000. He has held various posts during the 28 years he was with Starwood Hotels and Resorts Group. His last position before returning to New Zealand was Regional Vice President, (Operations) for Asia Pacific Division where he had direct responsibility for 29 Sheraton and Westin Hotels in Great China, Japan, Korea, Taiwan and Guam. John was also a director for Starwood Joint Ventures in Tokyo, Hong Kong, Beijing and Chairman of the China Hotel Development Company. From May 1986 to May 1990 John was the Chief Executive of the Sheraton Group in New Zealand and Area Manager of the South Pacific region.

The Board of Directors of CDL Investments New Zealand Limited is responsible for the corporate governance of the Company. This responsibility includes setting the direction of the Company's business enterprise, being accountable to shareholders for its business performance and overseeing compliance with relevant legal obligations and standards of performance and conduct.

COMPANY OBJECTIVES

The principal objective of the Company and its subsidiaries (the Group) is to operate as a successful business and to be:

(a) as profitable and efficient as comparable businesses;

(b) a good employer i.e. an employer operating personnel policies which contain provisions generally accepted as necessary for the fair and equitable treatment of employees in all aspects of their employment;

(c) a leader in the property investments, development of Property consultancy services.

The Board establishes the Group's principal objectives, determines major strategies for achieving those objectives, and provides the policy framework within which the Group operates and monitors management's performance within that framework.

DELEGATION

Day-to-day management of the Company is delegated to the Managing Director who in turn uses the property expertise of the Executive Director.

The Board is satisfied that there are sufficient written procedures, policies, guidelines and organisational structures in place to ensure there is an appropriate division of responsibility, as well as a programme to identify areas of significant risk and to effectively manage these risks.

Each year, management submits to the Board a proposed annual budget for approval prior to the commencement of each financial year.

Major policies, which are subject to the Board's approval and review include acquisitions and disposal of land, major contracts, treasury policy, guidelines for the appointment of senior staff and delegated authority limits.

The Board also compares actual business results to forecasts and to budget at Board meetings.

BOARD COMMITTEES

The Group does not have a formally constituted audit committee. However, the parent company, CDL Hotels New Zealand Limited does have such a committee and matters pertaining to the Group as a whole e.g. audits (both internal and external) and certain risk management strategies are discussed at that committee.

BOARD COMPOSITION

The Board comprises of the Chairman, Managing Director, 1 Executive Director, 2 non-executive Directors and 1 independent Director. Further details about each of the Directors are set out on page 12 of this report.

The Company's constitution requires that Directors stand for re-election to the Board at the Annual Meeting of Shareholders once every three years.

LEGAL COMPLIANCE

The Group utilises both internal resources and external consultants to ensure compliance with relevant legislation governing its activities in land acquisition, land development, real estate and other property services, resource management and human resources.

KPMG

To the shareholders of CDL Investments New Zealand Limited

We have audited the financial statements on pages 15 to 24. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2001. This information is stated in accordance with the accounting policies set out on pages 18 to 19.

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2001 and the results of their operations and cash flows for the year ended on that date.

AUDITORS' RESPONSIBILITIES

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

BASIS OF OPINION

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm carries out other assignments for the company and certain of its subsidiaries in the area of taxation advice. The firm has no other interest in the company or any of its subsidiaries.

UNQUALIFIED OPINION

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 15 to 24:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 31 December 2001 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 13 March 2002 and our unqualified opinion is expressed as at that date.

KPMG

Auckland

Statements of Financial Performance

CDL Investments New Zealand Limited and Subsidiary Companies

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
REVENUE					
Property Sales		13,315	17,581	–	–
Property Services and Consultancy		6,265	8,315	–	–
Other Revenue		689	723	2,240	3,305
Total Revenue		20,269	26,619	2,240	3,305
EXPENSES					
Operating		20,547	20,517	415	390
Total Expenses		20,547	20,517	415	390
Profit/(Deficit) Before Taxation	2	(278)	6,102	1,825	2,915
Taxation (Expense)/Benefit	3	14	(2,021)	1	28
Net Profit/(Deficit) After Taxation		(264)	4,081	1,826	2,943
EARNINGS PER SHARE (CENTS)					
- Primary		-0.14	2.24		
- Fully Diluted		-0.14	2.24		

Primary and Fully Diluted earnings per share is based on the net profit after taxation attributable to ordinary shareholders and the weighted average number of ordinary shares on issue during the year.

Statements of Movements in Equity

CDL Investments New Zealand Limited – and Subsidiary Company

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
Equity at Start of Year		42,140	35,148	17,288	11,434
Net Profit/(Deficit) After Taxation		(264)	4,081	1,826	2,943
Total Recognised Revenues and Expenses for the Year		(264)	4,081	1,826	2,943
Dividends	8	(2,972)	-	(2,972)	-
Shares Issued Under Dividend Reinvestment Plan	6	274	2,911	274	2,911
Equity at End of Year		39,178	42,140	16,416	17,288

The attached notes on pages 18 to 24 form part of, and are to be read in conjunction with, these Financial Statements.

AS AT 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
EQUITY					
Share Capital	6	21,649	21,375	21,649	21,375
Reserves	7	17,529	20,765	(5,233)	(4,087)
Total Equity		39,178	42,140	16,416	17,288
NON CURRENT LIABILITIES					
Term Loan	9	9,894	9,000	-	-
Deferred Tax Liability/(Benefit)	3	392	946	(6)	(5)
Total Non Current Liabilities/(Assets)		10,286	9,946	(6)	(5)
CURRENT LIABILITIES					
Bank Overdraft		1,042	1,459	-	–
Trade Creditors and Accruals		971	2,238	3	88
Employee Entitlements		39	305	30	8
Total Current Liabilities		2,052	4,002	33	96
Total Equity and Liabilities		51,516	56,088	16,443	17,379
NON CURRENT ASSETS					
Fixed Assets	10	19	707	22	31
Property Held for Development and Sale	11	32,268	31,588	-	–
Intercompany Receivable		-	-	218	1,116
Investments in Subsidiaries	13	-	-	15,144	15,144
Total Non Current Assets		32,287	32,295	15,384	16,291
CURRENT ASSETS					
Bank and Short Term Deposits		–	–	617	1,015
Accounts Receivable and Prepayments		10,457	15,148	20	37
Property Held for Development and Sale	11	8,067	8,223	-	–
Taxation Refund Receivable		705	422	422	36
Total Current Assets		19,229	23,793	1,059	1,088
Total Assets		51,516	56,088	16,443	17,379

For, and on behalf of, the Board

J WILSON
CHAIRMAN
13 MARCH 2002

J M TSANG
MANAGING DIRECTOR
13 MARCH 2002

The attached notes on pages 18 to 24 form part of, and are to be read in conjunction with, these Financial Statements.

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES					
CASH WAS PROVIDED FROM:					
Receipts from Customers		24,043	26,516	915	292
Taxation Refund		-	-	-	272
Interest Received		189	502	37	22
Dividends Received		-	13	2,203	3,013
		24,232	27,031	3,155	3,599
CASH WAS APPLIED TO:					
Payments to Suppliers and Employees		(19,690)	(25,537)	(464)	(1,364)
Taxation Paid		(437)	(1,995)	-	-
Interest Paid		(60)	-	(5)	–
Interest Capitalised		(813)	(717)	-	–
		(21,000)	(28,249)	(469)	(1,364)
Net Cash Inflow/(Outflow) from Operating Activities	14	3,232	(1,218)	2,686	2,235
CASH FLOWS FROM INVESTING ACTIVITIES					
CASH WAS PROVIDED FROM:					
Sale of Fixed Assets		-	2	-	-
Sale of Investments		-	196	-	196
		-	198	-	196
CASH WAS APPLIED TO:					
Purchase of Fixed Assets		(625)	(381)	-	(22)
Net Cash Inflow/(Outflow) from Investing Activities		(625)	(183)	-	174
CASH FLOWS FROM FINANCING ACTIVITIES					
CASH WAS PROVIDED FROM:					
Proceeds from Borrowings		894	2,100	-	-
CASH WAS APPLIED TO:					
Dividend Paid		(2,698)	(1,373)	(2,698)	(1,373)
Supplementary Dividend Paid		(386)	(102)	(386)	(102)
		(3,084)	(1,475)	(3,084)	(1,475)
Net Cash Inflow/(Outflow) from Financing Activities		(2,190)	625	(3,084)	(1,475)
Net Increase/(Decrease) in Cash		417	(776)	(398)	934
Opening Cash/(Overdraft) Brought Forward		(1,459)	(683)	1,015	81
Closing Cash/(Overdraft) Carried Forward		(1,042)	(1,459)	617	1,015
COMPRISING:					
Bank and Short Term Deposits		-	-	617	1,015
Bank Overdraft		(1,042)	(1,459)	-	-
		(1,042)	(1,459)	617	1,015

The attached notes on pages 18 to 24 form part of, and are to be read in conjunction with, these Financial Statements.

NOTE | FOR THE YEAR ENDED 31 DECEMBER 2001

1 STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITY

CDL Investments New Zealand Limited is a public company registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange.

The Group consists of CDL Investments New Zealand Limited and its subsidiaries. CDL Investments New Zealand Limited is an issuer for the purposes of the Financial Reporting Act 1993.

STATUTORY BASE

These financial statements have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993.

MEASUREMENT BASE

The measurement base adopted is that of historical cost.

SPECIFIC ACCOUNTING POLICIES

The following specific accounting policies, which materially affect the measurement of financial performance and the financial position, have been applied:

A) BASIS OF CONSOLIDATION – PURCHASE METHOD

The consolidated financial statements include the holding company and its subsidiaries, and are accounted for using the purchase method of consolidation. All significant inter-company transactions are eliminated on consolidation. Goodwill arising on the acquisition of subsidiaries has been written off on a straight-line basis to the Statement of Financial Performance over a period considered appropriate by the Directors.

B) PROPERTY HELD FOR DEVELOPMENT AND SALE

Property held for future development is stated at the lower of cost or net realisable value. All holding costs are written off through the Statement of Financial Performance in the year incurred with the exception of interest holding costs which are capitalised during the period when active development is taking place.

C) ACCOUNTS RECEIVABLE

Accounts receivable are stated at estimated realisable value after providing against debts where collection is doubtful.

D) FIXED ASSETS

Fixed assets are recorded at cost less accumulated depreciation.

E) DEPRECIATION OF FIXED ASSETS

Depreciation is provided on a straight-line basis to write off the cost of depreciable assets over their expected useful lives, which are:

Office Furniture and Equipment	3 – 7 years

F) TAXATION

The taxation charge for the year is the estimated total liability in respect of the profit after allowance for permanent differences. The Group follows the comprehensive liability method of accounting for deferred taxation. Future tax benefits, to the extent they exceed related deferred taxation liabilities, are not recognised unless realisation of the asset is virtually certain.

G) INVESTMENTS

Investments in subsidiaries are stated at cost less any provision for permanent diminution in value.

H) REVENUE RECOGNITION

Revenue and profit is not recognised on property sales until the point of formal unconditional contract for sale.

I) DISCONTINUED OPERATIONS

Discontinued operations are clearly distinguishable activities of the Group's business that have been sold or terminated before the earlier of three months after balance date and the date that the financial statements are approved. In order for the activities to be classified as discontinued, they must have a material effect on the nature and focus of the business, and represent a material reduction in either operation facilities or turnover.

CHANGES IN ACCOUNTING POLICY

There have been no changes in the accounting policies during the period and all policies have been applied on a consistent basis with the previous year.

2 PROFIT BEFORE TAXATION

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
PROFIT BEFORE TAXATION IS ARRIVED AT AFTER (CREDITING)/CHARGING:				
Auditor's Remuneration				
– KPMG - Audit Services	49	46	15	16
– KPMG - Other Services	26	15	26	15
Depreciation	289	247	9	10
Loss on Sale of Business and Fixed Assets	1,510	2	-	-
Directors' Remuneration				
– Directors' Fees	10	18	10	18
– Other Payments to Directors	120	198	120	198
Leasing and Rental Costs	809	493	11	10
Legal Fees	457	203	19	13
Interest Expense	60	-	5	-
Bad Debts				
– Bad Debts Written Off	16	48	-	–
– Movement in Provision for Bad Debts	(91)	(6)	-	–
Interest from Other Investments	(189)	(502)	(37)	(32)
Dividends Received	-	(13)	(2,203)	(3,013)

3 TAXATION

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Profit/(Deficit) Before Taxation	(278)	6,102	1,825	2,915
Prima Facie Taxation at 33%	(92)	2,014	603	962
ADJUSTMENT FOR THE TAX EFFECT OF:				
Permanent Differences	78	(40)	(604)	(990)
Under Provision of Prior Year Taxation	-	47	-	-
Total Taxation Expense/(Benefit)	(14)	2,021	(1)	(28)
INCOME TAXATION EXPENSE IS COMPRISED OF:				
Current Taxation	540	1,694	-	(38)
Deferred Taxation	(554)	327	(1)	10
Total Taxation Expense / (Benefit)	(14)	2,021	(1)	(28)
DEFERRED TAXATION LIABILITY/(BENEFIT)				
Opening Balance	946	619	(5)	(15)
Deferred Taxation Expense/(Benefit)	(554)	327	(1)	10
Closing Balance	392	946	(6)	(5)

4 DISCONTINUED OPERATIONS

	CONSOLIDATED			
DOLLARS IN THOUSANDS	DISCONTINUED OPERATIONS 2001	DISCONTINUED OPERATIONS 2000	CONTINUED OPERATIONS 2001	CONTINUED OPERATIONS 2000
FINANCIAL PERFORMANCE				
Operating Revenue	6,746	8,595	13,523	18,024
Operating Expenses	(9,931)	(8,006)	(10,616)	(12,511)
Operating Surplus/(Deficit) Before Income Tax	(3,185)	589	2,907	5,513
Taxation Expense/(Benefit)	(1,051)	202	1,037	1,819
Operating Surplus/(Deficit)	(2,134)	387	1,870	3,694
FINANCIAL POSITION				
Total Assets	-	2,504	51,516	53,584
Total Liabilities	-	1,837	12,338	12,111

The financial performance of the discontinued operations in the 2001 financial year relates to the disposal of the operations of Knight Frank.

5 IMPUTATION CREDIT ACCOUNT

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Opening Balance	6,933	7,051	96	658
Prior Period Adjustment	(29)	-	-	-
Taxation Paid	437	1,890	-	-
Credits Attached to Dividends Received	-	-	1,085	1,477
Credits Attached to Dividends Paid	(1,078)	(2,008)	(1,078)	(2,008)
Credits Transferred to LPL Group	-	-	-	(31)
Closing Balance	6,263	6,933	103	96

6 SHARE CAPITAL

(A) SHARE CAPITAL COMPRISES:

DOLLARS IN THOUSANDS	SHARES 2001	SHARES 2000	$ 2001	$ 2000
Opening Balance	185,757	171,363	21,375	18,464
Shares Issued Under Dividend Reinvestment Plan	1,387	14,394	274	2,911
Closing Balance	187,144	185,757	21,649	21,375

All shares are fully paid and carry equal rights and rank pari passu with regard to residual assets of the Company.

(B) DIVIDEND REINVESTMENT PLAN

In 1998, the Company adopted a Dividend Reinvestment Plan pursuant to which shareholders may elect to receive ordinary dividends in the form of either cash or additional shares in the Company. The additional shares are issued at the market price on the dividend payment date.

7 RESERVES

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Capital Reserves	83,020	85,992	83,005	85,977
Accumulated Deficit	(65,491)	(65,227)	(88,238)	(90,064)
Total Reserves	17,529	20,765	(5,233)	(4,087)

8 DIVIDENDS

	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Dividend of 1.6 cents per share (2000: 0 cents)	2,972	-	2,972	-
Supplementary Dividend	386	102	386	102
Total Dividends Declared	3,358	-	3,358	-
Foreign Investor Tax Credit	(386)	(102)	(386)	(102)
Total Dividends	2,972	-	2,972	-

FRG5: Accounting for Events Occurring After Balance Date was adopted early in respect of the year ending 31 December 2000. The dividend in respect of the year ending 31 December 2000 ($2.87 million) was declared post balance date. Consequently a provision for dividend was not recognised as at 31 December 2000.

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000

9 TERM LOAN

	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Secured Over All Fixed Assets and Property Held for Development and Sale	9,894	9,000	-	-
Total Term Loan	9,894	9,000	-	-

All loans are repayable in full on maturity, which is 18 October 2003. The average prevailing interest rate as at 31 December 2001 was 7.12% (2000: 6.69%).

10 FIXED ASSETS

	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Motor Vehicles (at cost)	-	165	-	-
Accumulated Depreciation	-	(136)	-	-
	-	29	-	-
Office Furniture and Equipment (at cost)	97	1,608	91	91
Accumulated Depreciation	(78)	(930)	(69)	(60)
	19	678	22	31
Net Book Value	19	707	22	31

11 PROPERTY HELD FOR DEVELOPMENT AND SALE

PROPERTY INTENDED FOR DEVELOPMENT AND SALE:	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
– Within One Year	8,067	8,223	-	–
– Later than One Year	32,268	31,588	-	–
	40,335	39,811	-	–

VALUATION

Property held for development and sale is carried at the lower of cost or net realisable value. Interest of $813,000 (2000: $717,000) has been capitalised during the year. The net realisable value of properties held at 31 December 2001 was determined by E.B. Smithies FNZPI of DTZ Darroch. Mr Smithies is a member of the New Zealand Institute of Valuers. The total of these valuations is $60,013,000 (2000: $64,540,000).

12 RELATED PARTY

CDL Investments New Zealand Limited is a subsidiary of CDL Hotels New Zealand Limited by virtue of CDL Hotels New Zealand Limited owning 60.12% (2000: 60.57%) of the Company and having 5 out of 6 of the Directors on the Board. CDL Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc. The ultimate holding company is the Hong Leong Investment Holdings Pte Limited in Singapore.

During the year CDL Investments Limited has reimbursed its parent, CDL Hotels New Zealand Limited, for $70,005 (2000: $128,000) in expenses incurred by the parent on behalf of the Group.

During the year CDL Investments New Zealand Limited entered into the following transactions with subsidiaries:

- Management fees received from subsidiaries $87,000 (2000: $260,000).

No related party debts have been written off or forgiven during the year.

13 SUBSIDIARY COMPANIES

SUBSIDIARY	PRINCIPAL ACTIVITY
CDL Land New Zealand Limited	Property Investment and Development
LPL Group Limited	Holding Company
Landcorp Property Limited	Lessee Company
Knight Frank (NZ) Limited	Real Estate Licence Holder & Franchisee/Dormant

The subsidiaries are wholly owned direct subsidiaries of CDL Investments New Zealand Limited and all have balance dates of 31 December 2001.

14 RECONCILIATION OF NET PROFIT/(DEFICIT) AFTER TAX WITH NET CASH FLOW FROM OPERATING ACTIVITIES

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Net Profit/(Deficit) after Taxation	(264)	4,081	1,826	2,943
ADD NON-CASH ITEMS:				
Depreciation	289	247	9	10
Deferred Tax Expense/(Benefit)	(554)	327	(1)	10
	(265)	574	8	20
ADD/(LESS) MOVEMENTS IN OTHER WORKING CAPITAL ITEMS:				
Increase/(Decrease) in Creditors and Accruals	(1,291)	(332)	(63)	(37)
(Increase)/Decrease in Accounts Receivable	3,963	420	915	(917)
(Increase)/Decrease in Taxation Refund	103	(301)	-	234
(Increase)/Decrease in Development Property	(524)	(5,654)	-	-
	2,251	(5,867)	852	(720)
ADD ITEMS CLASSIFIED AS INVESTING:				
Loss on Sale of Business and Fixed Assets	1,510	2	-	-
Gain on Sale of Investments	-	(8)	-	(8)
	1,510	(6)	-	(8)
Net Cash Inflow/(Outflow) from Operating Activities	3,232	(1,218)	2,686	2,235

15 NON CASH FINANCING ACTIVITIES

Shares were issued under the Company's Dividend Reinvestment Plan equalling $274,000 and $2,911,000 in 2001 and 2000, respectively.

16 NATURE OF BUSINESS AND GROUP SEGMENT ACCOUNTING

The Group operates in real estate and related activities, including property development, in New Zealand.

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
17 COMMITMENTS				
CAPITAL COMMITMENTS				
Contracts for Development Expenditure	317	322	–	–
LEASE COMMITMENTS				
Unexpired Operating Leases Due:				
– Within One Year	283	611	-	-
– Later than One Year and Less than Two Years	-	413	-	-
– Later than Two Years and Less than Five Years	-	395	-	-
– Later than Five Years	-	270	-	-
Total Lease Commitments	283	1,689	-	-

Current subtenancy agreements contribute $109,000 per annum to the cost of these operating expenses (2000: $109,000).

18 *FINANCIAL INSTRUMENTS*

Exposure interest and credit risk arises in the normal course of the Group's business.

CREDIT RISK

No collateral is required in respect of financial assets. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. Reputable financial institutions are used for investing and cash handling purposes. At balance date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying value of each financial asset in the Statement of Financial Position.

Maximum Credit Exposure as at 31 December 2001 is as follows:

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Bank and Short Term Deposits	-	–	617	1,015
Accounts Receivable	10,457	15,148	20	37

Included in Accounts Receivable are deferred property settlements of $9,983,810 (2000: $12,846,000) which are secured by the underlying property assets.

INTEREST RATE RISK

The current interest rate on the Company's bank overdrafts is 5.89% (2000: 7.7%). This is a floating rate set monthly by the bank. The Company has entered into a series of rolling commercial bills.

FAIR VALUES

The carrying amount is considered to approximate the fair value for all financial instruments.

19 *CONTINGENT LIABILITIES*

Various legal claims have been brought against the company. No provision has been recognised in these financial statements in respect of these claims, as the Directors are of the opinion that the likelihood of success against the company is remote.

20 LARGEST SHAREHOLDERS

AS AT 22 FEBRUARY 2002

The following table shows the names and holdings of the 20 largest shareholders of the Company.

SHAREHOLDERS	SHARES	%
CDL Hotels New Zealand Limited	112,505,104	60.12
Adrian Ho	10,388,834	5.55
UOB Kay Hian Nominees PTE Limited	2,500,000	1.33
Christina Seet	2,369,065	1.26
Yong Khee Ong	2,323,951	1.24
Teck Kim Chua	930,000	0.49
Geok Loo Goh	900,000	0.48
CitiBank Nominees (New Zealand) Limited	865,526	0.46
Roger Parker	836,032	0.44
HSBC Nominees (NZ) Limited	700,000	0.37
ABN Amro Nominees NZ Limited	657,868	0.35
Gee Seu Law	543,919	0.29
Graham Kenneth Gaskin & Donald Eric Forsyth	490,000	0.26
Neo Sue Kim	479,581	0.25
Raymond Alfred Capel	400,000	0.21
Allan Leslie Goldsack & Lois Dulcie Goldsack	356,200	0.19
Katherine Ho Siew Hong	332,000	0.17
Evelyn Investments (1989) Limited	301,600	0.16
Steven Cheong Kwok Wing	290,493	0.15
ANZ Nominees Limited	264,885	0.14
Total	138,435,058	73.91

HOLDING SIZE

The following tables show the spread of holdings of shares of the Company.

	SHAREHOLDERS		SHARES	
SIZE OF HOLDING	NUMBER	%	NUMBER	%
1 - 1,999	809	16.36	1,038,918	0.55
2,000 - 9,999	2,944	59.55	12,325,687	6.59
10,000 - 49,999	1,180	23.87	37,980,969	20.30
50,000 and over	11	0.22	135,798,670	72.56
Total	4,944	100.00	187,144,244	100.00

DOMICILE OF SHAREHOLDERS

	SHAREHOLDERS		SHARES	
COUNTRY	NUMBER	%	NUMBER	%
New Zealand	4,797	97.03	164,939,841	88.15
Australia	79	1.60	765,480	0.34
Others	68	1.37	21,438,923	11.51
Total	4,944	100.00	187,144,244	100.00

DIRECTORS' SHAREHOLDINGS

Shares of the Company held by each Director and Associated Persons of each Director at balance dates are as follows:

(DIRECT AND INDIRECT HOLDINGS)	2001	2000
J Wilson	Nil	Nil
HR Wong	Nil	Nil
JM Tsang	Nil	Nil
VWE Yeo	Nil	Nil
J Henderson	Nil	Nil
J Lindsay	Nil	Nil

SUBSTANTIAL SECURITY HOLDERS

AS AT 1 MARCH 2001

The following persons are deemed to be substantial security holders in accordance with section 26 of the Securities Amendment Act 1998.

HOLDER	VOTING SECURITIES NUMBER	%
CDL Hotels New Zealand Limited	112,505,104	60.12
Adrian Ho	10,388,834	5.55

The total number of issued voting securities as at 31 December 2001 of CDL Investments New Zealand Limited was 187,144,244.

INTERESTS REGISTER RECORD

There was only one item recorded in the interests register of the Company and its subsidiaries during the period.

DISCLOSURE DATE	DIRECTOR	NATURE OF INTEREST
01 April 2001	J Lindsay	The named director disclosed his interest when the board resolved to make a bonus payment to him

DIRECTORS' REMUNERATION

The total remuneration and other benefits received by each Director or former Director during the year are as follows:

	DIRECTORS FEES ($000)	OTHER BENEFITS ($000)
J Wilson	Nil	Nil
HR Wong	Nil	Nil
JM Tsang	Nil	Nil
VWE Yeo	Nil	Nil
J Henderson	10	Nil
J Lindsay	Nil	135

INDEMNITY AND INSURANCE

The Company has insured all its Directors and Officers of its subsidiaries against liabilities to other parties (except the Company or a related party of the Company) that may arise from their positions as Directors and Officers. The insurance does not cover liabilities arising from criminal actions.

SHARE DEALINGS

There was no record of any transactions in the shares of the Company by any Directors during the accounting period.

BOARD OF DIRECTORS OF SUBSIDIARY COMPANIES

The names of persons holding office as Directors of the Company and its subsidiaries as at 31 December 2001 and the names of any persons who ceased to hold office as Directors of the Company during this accounting period are as follows:

NAME	OWNERSHIP	ACTIVITY
CDL LAND NEW ZEALAND LIMITED	100%	Property Investments and Development
HR Wong		
K Arasaratnam		
JM Tsang (appointed 11/06/01)		
J Lindsay (appointed 26/06/01)		
ATH Lee (resigned 29/06/01)		
LPL GROUP LIMITED	100%	Holding Company
HR Wong		
K Arasaratnam		
JM Tsang (appointed 11/06/01)		
ATH Lee (resigned 29/6/01)		
LANDCORP PROPERTY LIMITED	100%	Lessee Company
HR Wong		
K Arasaratnam		
JM Tsang (appointed 11/06/01)		
ATH Lee (resigned 29/06/01)		
KNIGHT FRANK (NZ) LIMITED	100%	Real estate Holder and Franchisee/Dormant
K Millar (appointed 11/10/01)		
AM Marks (resigned 02/10/01)		

The Directors of these subsidiary companies did not receive in their capacity as Directors any fees or other benefits from the subsidiaries.

INFORMATION USED BY DIRECTORS

During the year the Board received no notices from any Directors of the Company requesting the use of company information which they would have received in their capacity as directors which would not otherwise have been available to them.

EMPLOYEE REMUNERATION

There are no employees or former employees who received numeration and any other benefits in their capacity as employees, the value of which was or exceeds $100,000 per annum during the accounting period.

DONATIONS

The Company and subsidiaries made donations totalling $8,919 during the year.

AUDIT FEES

During the year the following amounts were payable to the auditors of the Company.

$000	2001	2000
KPMG Audit	$49.4	$46.0
KPMG Other Services	$25.6	$15.0

Notice is hereby given that the Eighteenth Annual Meeting of shareholders of CDL Investments New Zealand Limited will be held at the Quality Hotel Logan Park, Totara Room, 187 Campbell Road, Greenlane, Auckland on Thursday, 9 May 2002 at 3.00 pm.

BUSINESS

1. ANNUAL REPORT

To receive the annual report for the year ended 31 December 2001.

2. DIRECTORS

JM Tsang and VWE Yeo retire in accordance with Clause 28.6 of the Company's constitution and being eligible offer themselves for re-election.

3. AUDITORS

To record the re-appointment of KPMG as the auditors and to authorise the directors to fix their remuneration for the ensuing year.

4. GENERAL

To deal with any other business that may properly be brought before the meeting.

By Order of the Board



R Setchfield
Group Company Secretary
13 March 2002

NOTES:

All Shareholders are entitled to attend the meeting.

A Shareholder entitled to vote may appoint a proxy to attend and vote in their place.

A proxy need not be a shareholder of the Company. A proxy form is enclosed. Instructions for completing and mailing the form are set out thereon.

If the proxy form is signed under a Power of Attorney, this must be produced for noting by the Company, if not already noted. A declaration of non-revocation of the power of attorney must be attached.

Companies appointing a proxy must do so either under the signature of two Directors, or have an authority produced for noting by the Company.

Completed proxies must be lodged at Computershare Registry Services Limited, Private Bag 92119, Auckland, not later than 3.00 pm on 7 May 2002.

For use at the Annual Meeting of the Company to be held on Thursday 9th May 2002 and at any adjournment thereof.

I / We ____

(Full Name)

of ____

(Address)

Shareholder No ____

Being a shareholder (s) of CDL INVESTMENTS NEW ZEALAND LIMITED hereby appoint

______________________ of ______________________

(Full Name of Proxy) (Address of Proxy)

Or failing him / her ______________________ of ______________________

as my / our proxy to vote for me / us on my / our behalf at the 18th Annual Meeting of the Company to be held on Thursday 9th May 2002 at 3.00 pm and at any adjournment thereof.

Unless otherwise directed below my / our proxy may vote as he / she thinks fit or abstain from voting.

RESOLUTIONS

(Please indicate with a **tick** in the appropriate box)

	FOR	AGAINST
1. TO ELECT DIRECTORS		
J M Tsang	☐	☐
V W E Yeo	☐	☐
2. TO RECORD THE RE-APPOINTMENT OF KPMG AS THE AUDITOR AND TO AUTHORISE THE DIRECTORS TO FIX THEIR REMUNERATION	☐	☐

Signed this ______________________ day of ____________ 2002

Usual signature/s of Shareholder (s) ______________________

NOTES:

1. If you wish you may appoint, as your proxy, the chairperson of the meeting.
2. If the form is returned without direction as to how the proxy shall vote on any particular resolution, the proxy will exercise the proxy's discretion as to whether to vote and, if so, how.
3. This form must be signed by the appointor or his / her / their attorney duly authorised in writing or if the appointor is a corporation, under the hand of a signatory/s or attorney duly authorised. Joint holders should all sign this form.
4. Companies appointing a proxy must do so either under the signature of two Directors or have any authority produced for noting by the Company.

MAILING INSTRUCTIONS

Please detach and put in a stamped addressed envelope to:

Computershare Registry Services,
Private Bag 92119,
Auckland 1020

by 3.00pm 7 May 2002

CORPORATE DIRECTORY

Board of Directors

J Wilson, Chairman

JM Tsang, Managing Director

HR Wong, Director

J Henderson, Director

VWE Yeo, Director

J Lindsay, Executive Director

Group Company Secretary

Roy Setchfield (appointed 27/08/2001)

Registered Office

280 Centre,

Level 13, 280 Queen Street

P O Box 3248, Auckland 1

New Zealand

Telephone (09) 913 8077

Facsimile (09) 913 8098

Auditors

KPMG Auckland

Bankers

ANZ Bank, Auckland

Share Registry

Computershare Registry Services

Level 2, 159 Hurstmere Road, Takapuna

Private Bag 92119, Auckland 1020, New Zealand

Telephone 64 9 488 8700

Facsimile 64 9 488 8787

Stock Exchange Listing

New Zealand Stock Exchange

CDL INVESTMENTS
NEW ZEALAND LIMITED

KINGSGATE
INTERNATIONAL
CORPORATION
LIMITED



Annual Report 2001

Corporate Profile

Kingsgate International Corporation Limited was incorporated as a public limited company on 9 July 1965 and listed in October that year. Its assets are in Sydney, Australia and include the 390 room Millennium Hotel Sydney, the Kingsgate Shopping Centre, the Birkenhead Point Shopping Centre, the Birkenhead Point Marina and the Birkenhead Quays Project.



The directors are pleased to present the Annual Report of Kingsgate International Corporation Limited for the year ended 31 December 2001.

Signed for and on behalf of the Board of Directors

[illegible]ilson	IM Tsang
Chairman	Director
[illegible] March 2002	13 March 2002

Contents

Directors Certificate	IFC
Corporate Profile	IFC
Financial Calendar	Page 1
Significant Events	Page 2
Trend Statement	Page 3
Chairman's Review	Page 4
Operations Review	Page 8
Group Corporate Structure	Page 14
Board of Directors	Page 15
Corporate Governance Statement	Page 16
Auditors' Report	Page 18
Financial Statements	Page 19
Shareholder Information	Page 32
Statutory Information	Page 34
Notice of Annual Meeting	Page 38
Proxy Form	Page 39
Corporate Directory	IBC



FINANCIAL CALENDAR

Annual Report Mailed	*08 April 2002*
Annual Meeting of Shareholders	*09 May 2002*
Half Year Ends	*30 June 2002*
Interim Result Announcement	*August 2002*
Interim Report Mailed	*September 2002*
Financial Year Ends	*31 December 2002*
Annual Result Announcement	*March 2003*
Annual Report Mailed	*April 2003*



Significant Events in the Year 2001

- Company grants renewal of the long lease for the "Coca Cola" signage on top of the Millennium Hotel, Sydney This signage is considered the third icon (after the Opera House and Harbour Bridge) in Sydney. (February 2001).

- Approval given by the board of the company for the refurbishment of Birkenhead Point Marina during 2002. The refurbishment accommodates latest aquatic design and construction techniques. Once completed, the new marina will be one of Sydney Harbour's most modern berthing facilities, incorporating today's latest boating trends. (August 2001).

- Birkenhead Point Shopping Centre, is awarded the Australian Marketing Institute's major award for "Excellence in Shopping Centre Marketing NSW 2001" as a result of the innovative "Labels, Leisure and Lifestyle" marketing campaign that resulted in increased retail sales by up to 15% in key retail categories. (September 2001).

- Further 42 apartments at the Birkenhead Quays residential project were sold during the year, adding to the 95 sold off the plan in 2000. The total value of these 42 units was $37,213,000. (December 2001).

- Redemption of all the Redeemable Preference Shares issued by the company on 18 September 1998. The total redemption and dividend payment amounted to $41,272,172. (December 2001)

- Announcement of $10.8 million net profit after tax for the twelve months ended 31 December 2001, an increase of 59% when compared to the same period the previous year. (March 2002).

FOR THE YEAR ENDED 31 DECEMBER

DOLLARS IN THOUSANDS

	[illegible]	1998	1999	2000	2001
Total Revenue	[illegible]	87,193	40,438	117,522	76,382
Profit (Before Other Items and Tax)	[illegible]	5,626	3,185	19,087	10,814
Group Net Profit (after Tax)	[illegible]	5,626	3,185	6,804	10,814
Earnings per Share	[illegible]	1.4c	0.8c	1.7c	2.75c
Net Asset Backing Per Share	$0.300	$0.340	$0.368	$0.350	$0.376
Total Liabilities:Total Assets Ratio	42.0%	53.6%	47.5%	57.6%	32.5%
Total Assets	[illegible]	287,062	275,860	324,998	219,059
Group Equity	[illegible]	133,301	144,754	137,760	147,966



FINANCIAL PERFORMANCE

The Directors of Kingsgate International Corporation Limited ("KIC") announce an audited operating profit after tax of $10.8 million for the twelve months ended 31 December 2001, compared with $6.8 million for the equivalent period the previous year. The earnings per share is 2.75 cents (2000: 1.73 cents). Total operating revenue of $76.4 million was down 35% from $117.5 million in 2000. Revenue attributable to the sale of the residential apartments at Birkenhead Quays was $37.2 million (2000: $76.2 million). Revenue from normal operations was $39.2 million (2000: $41.3 million) representing a 5% decrease during the period. Revenue from hotel operations was down 18.0% compared to last year, whilst revenue from Birkenhead Point Shopping Centre and Kingsgate Shopping Centre was up 10% and 18% respectively.

Shareholders' funds as at 31 December 2001 totalled $147,966,000, an increase of 7% since 31 December 2000. The net tangible asset value was 38 cents per share compared to 35 cents as at 31 December 2000.

Due to the encouraging cashflow situation of the Company in the past twelve months, all the redeemable preference shares issued on 18 September 1998 were redeemed by the Company in 2 stages, half in June 2001 and the other half in December 2001.



Like most international hotels the Millennium Hotel in Sydney was adversely affected by the events of September 11 and the local airline issues.

MILLENNIUM HOTEL SYDNEY

The gross revenue of the Millennium Hotel Sydney for the year ended 31 December 2001 fell by a disappointing 17.8% when compared to that of the equivalent period in the year 2000. This fall was partly due to the absence of the hosting of any major international event like the Olympics in Sydney and partly to the September 11 disaster, the Ansett Australia collapse and the uncertainties about Air New Zealand. These events adversely affected hotel trading particularly during the second half of the year.

The average room occupancy of 80.4% was an increase of 2.2% from the previous year but this was at the expense of average room rate which fell by 14.4%.

The performance of the food and beverage outlets has been disappointing with a 18.7% fall in revenue. This reduced revenue is partly attributable to the cancellations subsequent to September 11 and partly due to the intensive competition among bars/restaurants in the King's Cross area.

KINGSGATE SHOPPING CENTRE

The Kingsgate Shopping Centre at the Hotel showed an improved performance during the period under review. Its turnover for 2001 was 18% higher than that in the previous year although the occupancy at 80% was 5% lower. The major anchor tenant, Coles, continues to perform very well and revenues from signage were considerably higher than last year. The shopping centre achieved a 5% increase on the Australian dollar average rental rate per square metre.

BIRKENHEAD POINT SHOPPING CENTRE

For the year ended December 2001, the Birkenhead Point Shopping Centre reported a 10% increase in gross revenue compared to last year, and continuing on from the 38% improvement of revenues in 2000. This is a very pleasing result considering most shopping centres in Australia have experienced flat or negative rental growth over the past 12 months.

During 2001, management has continued its strong marketing campaign to reposition the shopping centre as a major destination for "Labels, Leisure and Lifestyle" branding. This has resulted in increased customer traffic-flow through the centre and new and improved leasing deals with major brand tenants. Average occupancy in the retail space during the 12 months ended 31 December 2001 increased to 97% (2000: 95%) and the centre achieved an excellent 8% increase in the Australian dollar average rental rate per square metre compared to the prior year. Occupancy in the centre's office space was down 14% compared to last year, partly due to the termination of one significant tenant and partly due to an over-supply of vacant office space in the Sydney market.

BIRKENHEAD POINT MARINA

For the twelve months ended 31 December 2001, the revenue of the Birkenhead Point Marina decreased by 13% compared to the previous period. Operational berths decreased from 191 to 177 due to the removal of some berths outside the breakwater as required by the Waterways Authority. These berths normally accommodate large vessels representing 16% of our annual marina income. Of the 177 berths remaining, occupancy stands at an excellent 98%, which demonstrates the high demand for such a facility in the Sydney Harbour area.



The approvals for the redevelopment of the marina have been obtained and works are due to begin in March 2002. This redevelopment will result in increased marina revenues in line with the current market and decreased operating expenses.

BIRKENHEAD QUAYS PROJECT

Stage 2 of the Birkenhead Quays residential project, consisting of three Waterfront Luxury Apartment Blocks totalling 148 units, was successfully completed in December 2000, on schedule and within budget. A total of 95 units were sold in year 2000 for a value of $76,189,000. During the twelve months ended 31 December 2001, a further 42 units were sold for a value $37,213,000. Of the remaining 11 units, 8 have been sold so far this year and management are confident that the remaining 3 units will be sold in the next few months. Building approval has been received from Council for the construction of a further 24 units in Stage 3. However, no commitment has yet been made by the Company to this project.

REDEMPTION OF PREFERENCE SHARES

Due to the encouraging cashflow situation of the Company in the past twelve months, all the redeemable preference shares issued on 18 September 1998 were redeemed by the Company in 2 stages, half in June 2001 and the other half in December 2001. All accumulated and unpaid dividends due on redemption date were also paid out. The total redemption and dividends amounts was $41,272,172.



The Birkenhead Marina continues its very high demand with occupancy rates standing at 98%.

DIVIDEND

The company will not be paying any dividend this year.

FUTURE OUTLOOK

The outlook for 2002 is encouraging but challenging. Market analyst forecast a revival of the Australian economy and there are reports of a 8% reduction in Sydney's hotel inventory (Source: Jones Lang LaSalle) by the end of the first quarter of this year. Also, the return of the high yielding Japan and USA markets together with increased volume from China and the Europe is expected during the second half of 2002.

Strong retail occupancy, new anchor tenants and continued marketing programmes should see the revenue of the Birkenhead Point Shopping Centre continuing to improve, thus resulting in a higher capitalised value for the asset. Management are confident that the remaining units from Stage 2 of the Birkenhead Quays residential project will be sold during 2002. Refurbishment of the Birkenhead Point Marina will see improved income streams from this asset from the second half of 2002 onwards.

Barring unforeseen circumstances and events, the directors anticipate a satisfactory 2002 result and a positive net operating profit for the full year.

CHANGES TO THE BOARD

During the year Mr Anthony Lee resigned and Mr Tsang Jat Meng, the Managing Director of CDL Hotels New Zealand Limited and CDL Investments New Zealand Limited, was appointed to the board on 19 July 2001.

J Wilson
Chairman
13 March 2002

The average room occupancy of 80.4% was an increase of 2.2% on the previous year and featured very well against the Sydney average of 68% in 2001.

MILLENNIUM HOTEL SYDNEY

The Gross Revenue of the Hotel for the year ended 31 December 2001 fell by 17.8% compared to year 2000 levels. This fall was partly due to the lack of any significant international events, like the Olympics, being hosted in Sydney and partly to the September 11 tragedy, the Ansett Australia collapse and the uncertainties about the future of Air New Zealand. These events adversely affected Hotel trading particularly during the last 4 months of the year.

The Average Room Occupancy of 80.4% was an increase of 2.2% on the previous year and featured very well against the Sydney average of 68% in 2001. Average rate compared to 2000 was lower by 14.4% which was due to the influence of the high rate achieved during September 2000 as a direct result of the Olympic Games.

The performance of food and beverage outlets has been disappointing compared to year 2000 and experienced a 18.7% fall. This reduced revenue is attributable to cancellations subsequent to September 11, the closure of Yoshino Restaurant and the intense competition among bars/ restaurants in the King's Cross for the business.

KINGSGATE SHOPPING CENTRE

Total Revenue from the centre increased by 18% compared to last year, despite leasing limitations caused by uncertain future refurbishment plans. Although the average occupancy for 2001 at 80% was 5% lower, rental revenue has been maintained by a 5% increase on the Australian dollar average rental rate per square metre.

During the year, a new long-term lease was negotiated for external signage on the building, increasing the revenue stream considerably. Savings were made in security, cleaning and waste disposal expenses of the shopping centre by initiating cost synergies with the Millennium Hotel, Sydney.



Birkenhead Quays has become a modern vibrant place for Sydneysiders to live, complete with superior features, facilities and water views.

BIRKENHEAD POINT SHOPPING CENTRE

For the twelve months ended 31 December 2001, the shopping centre reported an increase of 10% in gross revenue. Leasing deals negotiated by management saw the average occupancy in the retail space increase to 97% (2000: 95%), plus an excellent 8% increase in the Australian dollar average rental rate per square metre compared to the prior year. Other income-producing initiatives undertaken during the year saw casual leasing revenue increase 311% and revenues from the rental of storage space to tenants increased 86%. The Shopping Centre's operating profit for 2001 was an increase of 18% compared to last year.

There has been improvements made to the tenant mix, the Shopping Centre's appearance and the introduction of operational procedures. Marketing programs conducted are aimed at increasing customer flow through the centre, which in turn is instrumental in increasing the revenue streams and hence the asset value of the Shopping Centre.



Operations:

In 2001 the Centre's air-conditioning plant was fully refurbished, with a marked improvement of this service since completion. All fire services throughout the centre are also being upgraded, with the estimated completion date of the works being March 2002. New directional signage was a major project during 2001 and continues throughout 2002. Further development of the foodhall precinct was completed in December 2001, with a major marketing re-launch of the area (to be known as "Fresh Point") planned for the month of March 2002. Numerous other works were undertaken and completed during the year to improve the efficiency and appearance of services to tenants and customers of the Centre.

It was a local Council requirement that controlled car parking be introduced to the centre upon completion of Stage 2 of the residential project, which incorporated the new car park for the Shopping Centre. With the car park capital works being completed by mid-2001, car park management has now been functioning since June 2001. Revenue generated from the car park is less than estimated due to the Council requirement that the first 3 hours of parking be free. Discussions continue with Council to have "the free period" reduced to 2 hours to enable revenue to be increased. An alternative charging structure and opening times is being reviewed to reduce losses currently being incurred.

Over the past 12 months, we have once again seen a major improvement in the appearance of the shopping centre, due to the minor capital improvements plus the repairs and maintenance programmes implemented by management, although there is still much scope for improvement.



Birkenhead Point Shopping Centre continued to perform well for the Company . The Shopping Centre's operating profit for 2001 was an increase of 18% compared to last year.

Leasing:

Intensive leasing activity has taken place over the 12 months to December 2001, including relocation of existing tenants and new brand name tenants being introduced to the Centre. The success of these negotiations has resulted in the positive increase in gross income to the Centre and the creation of category precincts for ease of shopping to customers.

Management has employed a strategic focus to the leasing of the vacancies in the fresh food hall, resulting in the opening of Sydney's best seafood and butcher operators in that precinct. The strategy involved re-branding the precinct "Fresh Point" and marketing it to the local community (including the Birkenhead Quays residents) as an up-market food hall within a factory outlet centre.

Marketing:

Whilst most shopping centres in Australia have experienced flat or negative retail sales growth over the past 12 months, Birkenhead Point Shopping Centre has been able to increase retail sales in key retail categories by up to 15% and customer traffic by up to 10%. During 2001, management has continued its strong "Labels, Leisure and Lifestyle" marketing awareness campaign. Surveys of the region show that the wealth of the local inhabitants is steadily increasing and their consumption patterns are geared towards an improved quality lifestyle. A "Labels" fashion catalogue, local magazine advertising and sporting sponsorship were just three examples of the campaign push to the local community during 2001. The success of the marketing campaign was demonstrated when the Manager, Byvan, was awarded the Australian Marketing Institute's major award for "Excellence in Shopping Centre Marketing NSW 2001" for its creative marketing initiatives undertaken at Birkenhead Point.

Competition for the retail consumer in Sydney has never been more aggressive than in 2001. With a new Factory Outlet Centre recently being opened at nearby Homebush in September 2001, successful marketing campaigns will play a major role in retaining and improving the customer base built up over the past few years. During the marketing re-launch of "Fresh Point" in March 2002, we will once again highlight to the local shopper that Birkenhead Point Shopping Centre is the best one-stop shopping destination for quality (yet inexpensive) "Labels, Leisure and Lifestyle" products, with an emphasis on fresh food.

BIRKENHEAD POINT MARINA

For the twelve months ended 31 December 2001, the revenue of the Birkenhead Point Marina decreased by 13% when compared to the same period the previous year. Operational berths decreased from 191 to 177, with the removal of berths outside the breakwater, as required by

the Waterways Authority. Over the past few months, we have increased our casual leasing income considerably in accommodating some of the displaced vessels. Of the 177 berths remaining, occupancy stands at 98%, demonstrating the huge demand for such a facility in the Sydney Harbour area.

The planned refurbishment of the Marina did not commence in 2001 as expected, due to delays in the granting of approvals by the Waterways Authority. All the approvals have now been received and the refurbishment works will now commence in mid-March 2002 and be completed by end of July 2002. The works will be carried out in 4 different phases to ensure minimum disruption to the existing tenants and maintaining our revenue stream during construction. On completion, the newly refurbished Marina should be able to command a higher rate in line with the strong market demand, and decreased maintenance expenses. Negotiations have commenced with the Waterways Authority regarding the renewal of the 20-year lease of the Marina, which should be in place on completion of the Marina refurbishment. The refurbishment works costs are AUD$2.3million.

A successful marketing campaign throughout 2001 saw a further 42 apartments sold during the year

BIRKENHEAD QUAYS

The Birkenhead Quays Stage 2 residential project involving the construction of 148 residential apartments with car parking was completed in December 2000, on schedule and within budget. 95 of these apartments were pre-sold before completion. A successful marketing campaign throughout 2001 saw a further 42 apartments sold during the year. As at 13 March 2002, a further 8 of the remaining 11 apartments have been sold. The defects liability period for the works has now expired and the contractor responsible for the works is finalising all minor matters in relation to the project.

During 2001, a revised development application was submitted for Stage 3 of the Birkenhead Quays residential project, comprising 24 apartments and parking. The approval has been received from council for the revised design. Feasibility studies are now being carried out to ascertain whether the project should go ahead during 2002. The sales market in Sydney is still very buoyant and construction costs are at a two-year low. However, to date, no commitment has been made by the Company on this project.



The Company is now undertaking feasibility studies to ascertain if stage 3 of Birkenhead Quays, should progress in 2002. Only three apartments of stage 2 remain unsold as at 13 March 2002.


HONG LEONG GROUP
SINGAPORE
48.21%
CITY DEVELOPMENTS LIMITED ★
Singapore
52.31%
MILLENNIUM & COPTHORNE HOTELS PLC ★
London
70.22%
CDL HOTELS NEW ZEALAND LIMITED ★
Auckland
50.74%
KINGSGATE INTERNATIONAL CORPORATION LIMITED ★
Auckland
100%
KINGSGATE HOLDINGS PTY LTD
(SYDNEY)
100%
KINGSGATE INVESTMENTS PTY LTD
(SYDNEY)
100%
Hotelcorp New Zealand PTY Limited (Sydney)
100%
Kingsgate Hotels PTY Limited (Sydney)
Birkenhead Holdings PTY LTD (Sydney)
Birkenhead Investments PTY LTD (Sydney)
Birkenhead Services PTY LTD (Sydney)
★ Publicly Listed Companies

The names of persons holding office as directors of the company as at 31 December 2001 and the names of any persons who ceased to hold office as directors of the company during the accounting period are as follows:

John Wilson

60, non-executive Chairman, was appointed in August 1999 subsequent to the restructuring and sale of assets from City e-Solutions Limited (previously CDL Hotels International Limited) to Millennium & Copthorne Hotels plc ("M&C"). Mr Wilson joined M&C in 1998 and is its the Chief Executive Officer. He has held various posts during the 25 years that he was with the Ladbroke Group and Hilton International. His last position before joining M&C was the Chief Operating Officer and Senior Executive Vice President of Hilton International where he was responsible for the operation of 167 hotels in 48 countries. In August 2000 Mr Wilson was conferred a honorary Doctorate of Business Administration from the Robert Gordon University of Aberdeen in recognition of his contribution to the international hotel industry. In January 2002, he was elected as the Chairman of the British Hospitality Association.

Wong Hong Ren

50, non-executive Director, was appointed in June 1994 on acquisition of the Company by CDL Hotels New Zealand Limited. He is an executive Director of M&C. Mr Wong is also the non-executive director of CDL Hotels New Zealand Limited and CDL Investments New Zealand Limited. Mr Wong is the Group Investment Manager for the Hong Leong Group in Singapore.

Vincent Wee Eng Yeo

33, non-executive Director, was appointed in June 1994 on acquisition of the Company by CDL Hotels New Zealand Limited. In February 1998 he was transferred to London to take up the position of Executive Director of M&C with special responsibilities in sales and marketing. In October 2001, he also assumed the role of Chief Operating Officer for Millennium & Copthorne Hotels Asia Pacific Region. He is presently the Chief Executive officer of City e-Solutions Limited.

Ho Sim Guan

76, non-executive Director, was appointed in June 1982. Mr Ho is involved in various investment activities in Australia, Singapore, Malaysia and China.

John Henderson

55, non-executive Director, was appointed to the Board in October 2000. He has held various posts during the 28 years that he was with Starwood Hotels and Resorts Group. His last position before returning to New Zealand was Regional Vice President(Operations) for Asia Pacific Division where he had direct responsibility for 29 Sheraton and Westin Hotels in Great China, Japan, Korea, Taiwan and Guam. Mr Henderson was also a director for Starwood Joint Ventures in Tokyo, Hong Kong and Beijing and Chairman of the China Hotel Development Company. From May 1986 to May 1990 Mr Henderson was the Chief Executive of the Sheraton Group in New Zealand and Area Manager of the South Pacific region.

Calvin Han Leong Ho

50, non-executive Director, was appointed to the Board in May 1994. Mr Ho is involved in various investment activities in Singapore, Malaysia, Australia and China.

Tsang Jat Meng

69, was appointed as a Director in July 2001. He is the Managing Director of CDL Hotels New Zealand Limited and CDL Investments New Zealand Limited. Prior to his appointment to the board Mr Tsang was a senior partner and shareholder of a Stockbroking Company, Tsang & Ong of Singapore. In 1983 Mr Tsang was appointed as the Deputy Chairman of the Singapore Stock Exchange for a 5 year term.

Anthony Lee

resigned 17 July 2001

The Board of Directors of Kingsgate International Corporation Limited is responsible for the corporate governance of the Company. This responsibility includes setting the direction of the Company's business enterprise, being accountable to shareholders for its business performance and overseeing compliance with relevant legal obligations and standards of performance and conduct.

The principal objective of the Company and its subsidiaries (the Group) is to operate as a successful business and to be:

(a) as profitable and efficient as comparable businesses;

(b) a good employer i.e. an employer operating personnel policies which contain provisions generally accepted as necessary for the fair and equitable treatment of employees in all aspects of their employment;

The Board establishes the Group's principal objectives, determines major strategies for achieving those objectives, and provides the policy framework within which the Group operates and monitors management's performance within that framework.

Each year management submits to the Board a proposed annual budget for approval prior to the commencement of each financial year.

Major policies, which are subject to the Board's approval and review, include capital expenditure, treasury policy, guidelines for the appointment of senior staff and delegated authority limits.

The Board also compares actual business results to forecasts and to budget at Board meetings.

The Board comprises of the non-executive Chairman, 1 Executive Director, 4 non-executive Directors and 1 independent Director. Further details about each of the Directors are set out on page 15 of this report.

The Company's constitution requires that Directors stand for re-election to the Board at the annual meeting of shareholders once every three years.

The Group does not have a formally constituted audit committee. However, the parent company, CDL Hotels New Zealand Limited does have such a committee and matters pertaining to the Group as a whole eg. audits (both internal and external) and certain risk management strategies are discussed at that committee.

Financial

Statements For the year ended 31 December 2001

KPMG

To the shareholders of Kingsgate International Corporation Limited

We have audited the financial statements on pages 19 to 31. The financial statements provide information about the past financial performance and financial position of the company and group as at 31 December 2001. This information is stated in accordance with the accounting policies set out on pages 23 to 25.

DIRECTORS' RESPONSIBILITIES

The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 31 December 2001 and the results of their operations and cash flows for the year ended on that date.

AUDITORS' RESPONSIBILITIES

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

BASIS OF OPINION

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm carries out other assignments for the company and certain of its subsidiaries in the area of taxation advice, special consultancy projects and legal services. Partners and employees of our firm also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. The firm has no other interest in the company or any of its subsidiaries.

UNQUALIFIED OPINION

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 19 to 31:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 31 December 2001 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 13 March 2002 and our unqualified opinion is expressed as at that date.

KPMG

Auckland

Statements of Financial Performance

Kingsgate International Corporation Limited

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
Hotel Revenue		18,201	22,157	-	-
Development Property Revenue		37,213	76,189	-	-
Rental Revenue		20,968	19,176	-	-
Management Fee received		-	-	600	600
Total Revenue		76,382	117,522	600	600
Operating Profit/(Loss) Before Write Down of Property		10,814	19,087	(1,435)	(2,011)
Write down of Hotel Property	8	-	(12,283)	-	-
Operating Profit/(Loss) before Taxation	2	10,814	6,804	(1,435)	(2,011)
Taxation	3	-	-	-	-
Net Profit/(Loss) After Taxation		10,814	6,804	(1,435)	(2,011)
EARNINGS PER SHARE (CENTS)					
- Primary		2.75	1.73	-	-
- Fully diluted		2.75	1.73	-	-

Primary and fully diluted earnings per share is based on the net profit after taxation attributable to ordinary shareholders and weighted average number of ordinary shares on issue during the year.

Statements of Movements in Equity

Kingsgate International Corporation Limited

FOR THE YEAR ENDED 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
Equity at Start of Year		137,760	144,754	137,760	144,754
Net Profit/(Loss) After Taxation	5	10,814	6,804	(1,435)	(2,011)
Revaluation/(writedown) of Investments in Subsidiaries	5	-	-	11,641	(4,983)
Revaluation/(writedown) of Investment Property	5	2,842	(3,730)	-	-
Revaluation/(writedown) of Hotel Property		-	(11,361)	-	-
Movement in Foreign Currency Translation Reserve	5	(3,450)	1,293	-	-
Total Recognised Revenues and Expenses for the Year		10,206	(6,994)	10,206	(6,994)
Equity at End of Year		147,966	137,760	147,966	137,760

The attached notes on pages 23 to 31 form part of, and are to be read in conjunction with, these Financial Statements.

AS AT 31 DECEMBER 2001		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
EQUITY					
Share Capital	4	162,931	162,931	162,931	162,931
Reserves	5	(14,965)	(25,171)	(14,965)	(25,171)
Total Equity		147,966	137,760	147,966	137,760
NON CURRENT LIABILITIES	6	64,582	92,154	-	-
CURRENT LIABILITIES					
Creditors and Accruals		5,737	10,355	189	1,713
Employee Entitlements		657	851	-	-
Loan	6	-	44,003	-	-
Related Parties	7	117	39,875	22	39,886
Total Current Liabilities		6,511	95,084	211	41,599
Total Equity and Liabilities		219,059	324,998	148,177	179,359
NON CURRENT ASSETS					
Fixed Assets	8	84,002	86,787	-	-
Investment Properties	9	114,729	113,150	-	-
Development Properties for Resale	10	1,725	-	-	-
Investment In Subsidiaries	11	-	-	110,120	143,577
Total Non Current Assets		200,456	199,937	110,120	143,577
CURRENT ASSETS					
Cash and Bank Deposits		3,810	2,703	29	36
Trade and Sundry Debtors		4,200	6,516	-	-
Property Debtors		3,135	77,359	-	-
Inventory		201	881	-	-
Development Properties for Resale	10	7,257	37,602	-	-
Related Parties	7	-	-	38,028	35,746
Total Current Assets		18,603	125,061	38,057	35,782
Total Assets		219,059	324,998	148,177	179,359

For, and on behalf of, the Board

J WILSON
CHAIRMAN
13 MARCH 2002

J M TSANG,
DIRECTOR
13 MARCH 2002

The attached notes on pages 23 to 31 form part of, and are to be read in conjunction with, these Financial Statements.

FOR THE YEAR ENDED 31 DECEMBER 2001	GROUP		PARENT	
DOLLARS IN THOUSANDS	2001	2000	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
CASH WAS PROVIDED FROM:				
Receipts from Customers	150,173	44,052	600	-
Interest Received	587	83	-	-
	150,760	44,135	600	-
CASH WAS APPLIED TO:				
Payments to Suppliers and Employees	(31,676)	(87,690)	(2,011)	(339)
Interest Paid	(8,269)	(2,704)	(1,542)	-
Capitalised Interest on Development Properties	-	(1,501)	-	-
	(39,945)	(91,895)	(3,553)	(339)
Net Cash Inflow (Outflow) from Operating Activities	110,815	(47,760)	(2,953)	(339)
CASH FLOWS FROM INVESTING ACTIVITIES				
CASH WAS APPLIED TO:				
Purchase of Fixed Assets	(509)	(2,471)	-	-
Purchase of Investment Property	(1,176)	(2,595)	-	-
Net Cash (Outflow) from Investing Activities	(1,685)	(5,066)	-	-
CASH FLOWS FROM FINANCING ACTIVITIES				
CASH WAS PROVIDED FROM:				
Proceeds of Long Term Liabilities	-	52,997	-	-
Proceeds from Related Parties	-	-	42,816	-
	-	52,997	42,816	-
CASH WAS APPLIED TO:				
Repayment of Long Term Liabilities	(68,642)	-	-	-
Repayment of Preference Shares	(39,758)	-	(39,864)	-
Net Cash Inflow/(Outflow) from Financing Activities	(108,400)	52,997	2,952	-
Net Increase/(Decrease) in Cash	730	171	(1)	(339)
Opening Cash Balance	2,703	2,555	36	381
Exchange Difference in Opening Cash Balance	377	(23)	(6)	(6)
Closing Cash Balance	3,810	2,703	29	36

The attached notes on pages 23 to 31 form part of, and are to be read in conjunction with, these Financial Statements.

FOR THE YEAR ENDED 31 DECEMBER 2001	GROUP		PARENT	
DOLLARS IN THOUSANDS	2001	2000	2001	2000
RECONCILIATION OF PROFIT/(LOSS) AFTER TAXATION TO CASH FLOW FROM OPERATING ACTIVITIES				
Profit/(Loss) after Taxation	10,814	6,804	(1,435)	(2,011)
NON-CASH ITEMS:				
Depreciation	1,400	1,656	-	-
Write down of Hotel Property	-	12,283	-	-
WORKING CAPITAL MOVEMENTS:				
(Increase)/Decrease in Debtors	1,792	1,237	-	(600)
(Increase)/Decrease in Property Debtors	72,586	(77,404)	-	-
Increase/(Decrease) in Creditors and Accruals	(4,055)	6,310	(1,518)	2,479
Increase/(Decrease) in Provision for Employee Entitlements	(187)	(274)	-	-
(Increase)/Decrease in Development Properties	27,790	1,687	-	(207)
(Increase)/Decrease in Inventory	675	(59)	-	-
Cash Flow from Operating Activities	110,815	(47,760)	(2,953)	(339)

The attached notes on pages 23 to 31 form part of, and are to be read in conjunction with, these Financial Statements.

NOTE | FOR THE YEAR ENDED 31 DECEMBER 2001

1 STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITY

Kingsgate International Corporation Limited is a public company registered under the Companies Act 1993 and listed on the New Zealand Stock Exchange. The Group consists of Kingsgate International Corporation Limited and its subsidiaries. Kingsgate International Corporation Limited is an issuer for the purposes of the Financial Reporting Act 1993.

STATUTORY BASE

These financial statements have been prepared in accordance with the Companies Act 1993 and the Financial Reporting Act 1993.

MEASUREMENT BASE

The measurement base adopted is that of historical cost, except in the case of certain assets which have been revalued.

SPECIFIC ACCOUNTING POLICIES

The following specific accounting policies, which materially affect the measurement of financial performance and the financial position, have been applied:

A) GROUP ACCOUNTS

The consolidated financial statements are prepared from the accounts of the Parent Company and its subsidiary companies as at 31 December 2001. The results of subsidiaries acquired or disposed of during the period are included in the Statement of Financial Performance of the Group from the date of acquisition or up to the date of disposal. All significant transactions between Group companies have been eliminated on consolidation. The purchase method of consolidation has been applied.

Goodwill arising on consolidation is capitalised and amortised over the period of benefit expected to accrue. Discount on acquisition is accounted for by reducing the values of the acquired company's non monetary assets.

B) INVESTMENTS

Investments in subsidiaries are stated at net asset value. Revaluations are taken directly to the Investment in Subsidiary Revaluation Reserve except where the revaluation is below cost, in which case it is taken to the Statement of Financial Performance. Revaluations are also taken to the Statement of Financial Performance to the extent they offset a previous decrease in value recognised in the Statement of Financial Performance.

C) FOREIGN CURRENCY

Overseas assets and liabilities are translated to New Zealand dollars using the rate of exchange ruling at balance date. The revenues and expenses are translated at the average exchange rate for the year.

Exchange gains and losses resulting from translation of the opening net overseas investment, revenue and expenses, at rates different to the rates at which assets and liabilities are translated, are recognised in the Foreign Currency Translation Reserve.

Foreign currency transactions are recorded at the exchange rates in effect at the date of transaction except where forward currency contracts have been taken out to cover forward currency commitments. Where forward currency contracts have been taken out the trading transactions or overseas borrowings are valued at contract rates. Gains and losses due to currency fluctuations on these items are included in the Statement of Financial Performance, except where monetary liabilities are identified as a hedge against foreign operations in which case the gain/loss is credited to the Foreign Currency Translation Reserve.

Other exchange gains and losses are included in the Statement of Financial Performance.

1 STATEMENT OF ACCOUNTING POLICIES CONTINUED

D) FIXED ASSETS

Land and buildings are stated at valuation as determined by an independent registered valuer in December 1993. Subsequent additions are recorded at cost.

E) INVESTMENT PROPERTIES

Investment properties under development are carried at the lower of cost or net current value. Cost includes the carrying value of the properties atcommencement of the development and all direct development costs, including interest for the period of the development.

Completed investment properties are stated at valuation as determined by an independent registered valuer each year.

Property revaluations are taken directly to the Property Revaluation Reserve except where the devaluation exceeds the increase previously recognised in equity, in which case they are taken to the Statement of Financial Performance.

F) DEVELOPMENT PROPERTIES FOR RESALE

Development property for resale is stated at cost plus profit recognised to date less provision for foreseeable losses and less progress billings.

Cost includes the cost of acquisition, development, and holding costs such as interest and rates. Interest and other holding costs incurred after completion of development are expensed as incurred.

Revenue and profit is not recognised on development properties until the point of formal unconditional contract for sale.

G) DEPRECIATION OF FIXED ASSETS

Fixed assets other than land are depreciated on a straight line basis so as to write down the cost or valuation of the fixed assets to their estimated residual value. The depreciation rates used are:

Building	1%
Plant, Equipment and Furniture	10%-20%
Motor Vehicles	14%

H) TAXATION

The taxation charge for the year is the estimated charge in respect of the profit after allowance for permanent differences. The Group follows the comprehensive liability method of accounting for deferred taxation.

Future taxation benefits, to the extent they exceed related deferred taxation liabilities, are not recognised unless realisation of the asset is virtually certain.

I) INVENTORY

Inventory is stated at the lower of cost and net realisable value. Cost is determined on a first-in-first-out basis.

J) ACCOUNTS RECEIVABLE

Trade and sundry debtors are stated at expected realisable value after making adequate provision for bad debts.

K) FINANCIAL INSTRUMENTS

The Group operates primarily in Australia and therefore is subject to foreign exchange risk. The Group manages its foreign exchange and interest rate risks based on its assessment of current and forecast market conditions and its facilities available. Surplus funds on hand from time to time are lodged with recognised banks, principally the Group's bankers.

Any financial instruments entered into to protect Group exposure are accounted for on the same basis as the underlying exposure and revenue or costs are brought to account accordingly.

L) CHANGES IN ACCOUNTING POLICY

There have been no changes in accounting policies. All policies have been applied on a consistent basis with the previous year.

Certain comparative items have been restated to comply with current year presentation.

		GROUP		PARENT	
DOLLARS IN THOUSANDS	NOTE	2001	2000	2001	2000
2 *OPERATING PROFIT/(LOSS)*					
The operating profit/(loss) is arrived at after (crediting) and charging:					
Depreciation		1,400	1,656	-	-
Write down of Hotel Property	8	-	12,283	-	-
Profit on the sale of Development Properties		(6,020)	(12,967)	-	-
Auditors' Remuneration:					
KPMG Audit Fees		83	85	11	9
KPMG Fees for Non-audit Services		135	72	23	102
Directors' Remuneration:					
Fees		25	25	10	3
Leasing and Rental Charges		407	266	121	132
Provision for Bad Debts:					
Provision Made/(Released) During the Year		150	703	-	-
Bad Debts Written Off/(Recovered)		-	228	-	-
Foreign Exchange Gain		-	4	-	-
Interest Expense		5,895	4,704	1,542	2,000
Interest Income		(587)	(83)	(8)	(13)

3 TAXATION

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
THE TAXATION EXPENSE HAS BEEN CALCULATED AS FOLLOWS:				
Profit/(Loss) Before Taxation	10,814	6,804	(1,435)	(2,011)
Prima Facie Taxation at 33% (2000: 33%)	3,569	2,247	(474)	(663)
ADJUSTED FOR:				
Tax Losses Now Recognised	(3,569)	(2,247)	-	-
Tax Losses Not Recognised	-	-	474	663
Taxation Expense	-	-	-	-

The Group has taxation losses of $1.3 million (2000: $17.6 million) available for utilisation against future taxable profits. The ability of the Group to utilise these losses depends on the generation of sufficient assessable income in the respective tax jurisdictions and compliance with the requirements of the local tax authorities.

If all taxation losses and timing differences were recognised, there would be a net taxation asset of $0.4 million (2000: $6.3 million) which has not been recognised in accordance with the Group's Taxation Policy.

There are no imputation credits available as at 31 December 2001.

4 SHARE CAPITAL

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
393,180,992 Ordinary Shares (2000: 393,180,992)	162,931	162,931	162,931	162,931

All shares are fully paid, carry equal voting rights and rank pari passu with regard to residual assets of the Company.

5 RESERVES

DOLLARS IN THOUSANDS	NOTE	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
INVESTMENT PROPERTY REVALUATION RESERVE					
Balance at Beginning of Year		4,994	8,724	-	-
Revaluation of Investment Properties	9	2,842	(3,730)	-	-
Balance at End of Year		7,836	4,994	-	-
INVESTMENT IN SUBSIDIARIES REVALUATION RESERVE					
Balance at Beginning of Year		-	-	16,663	21,646
Revaluation of Investment In Subsidiaries		-	-	11,641	(4,983)
Balance at End of Year		-	-	28,304	16,663
FOREIGN CURRENCY TRANSLATION RESERVE					
Balance at Beginning of Year		10,520	9,227	-	-
Exchange Variation on Net Investment in Foreign Subsidiaries		(3,450)	1,293	-	-
Balance at End of Year		7,070	10,520	-	-
RETAINED LOSSES					
Balance at Beginning of Year		(40,685)	(47,489)	(41,834)	(39,823)
Profit/(Loss) After Taxation		10,814	6,804	(1,435)	(2,011)
Balance at End of Year		(29,871)	(40,685)	(43,269)	(41,834)
Total Reserves		(14,965)	(25,171)	(14,965)	(25,171)

6 BORROWINGS

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Total Borrowings	64,582	136,157	-	-
Less Amounts Classified as Current	-	(44,003)	-	-
Term Liabilities	64,582	92,154	-	-

Interest rates on Term Borrowings range from 4.39% to 6.38% per annum (2000: 5.41% to 6.60%).
Borrowings and Bank Overdrafts are secured by mortgages over all assets of the Group.
The term borrowings are repayable 31 December 2004.

7 RELATED PARTY

Kingsgate International Corporation Limited is a 50.74% owned subsidiary of CDL Hotels New Zealand Limited. CDL Hotels New Zealand Limited is 70.22% owned by CDL Hotels Holdings New Zealand Limited, which is a wholly owned subsidiary of Millennium & Copthorne Hotels plc. The ultimate parent company is the Hong Leong Investment Holdings Pte Limited.

During the year Kingsgate International Corporation entered into the following transactions with subsidiaries and related parties:

- Management fees received from its subsidiary Kingsgate Investments Pty Limited of $600,000 *(2000: $600,000).*
- Management fees of $227,000 (2000: $436,000) paid to Hospitality Services Limited, a subsidiary of CDL Hotels New Zealand Limited.

7 RELATED PARTY CONTINUED

- Franchise fees of $129,000 (2000: $242,000) paid to CDL Hotels New Zealand Limited.
- Reimbursement of costs of $230,000(2000: $209,000) paid to Millennium & Copthorne Hotels plc.

No related party debts have been written off or forgiven during the year.

On 14 September 1998, Kingsgate International Corporation issued 49,147,121 Redeemable Preference Shares for a total value of $36.9 million. These shares carried interest at a fixed rate of 6% per annum and were redeemed during 2001 in 2 stages: half in June 2001 and the other half in December 2001. All accumulated and unpaid dividends due on redemption were paid out. The shares were classified as a current liability of $36.9 million in 2000 (2001: nil). $20.9 million of the shares were held by the Company's parent, CDL Hotels New Zealand Limited and $16.0 million of the shares were held by other shareholders of the Company.

8 FIXED ASSETS - GROUP

DOLLARS IN THOUSANDS	2001 COST OR VALUATION	2001 ACCUMULATED DEPRECIATION	2001 NET BOOK VALUE	2000 COST OR VALUATION	2000 ACCUMULATED DEPRECIATION	2000 NET BOOK VALUE
LAND						
Freehold at valuation	22,143	-	22,143	22,630	-	22,630
BUILDINGS						
Freehold at valuation	50,781	6,740	44,041	48,963	6,359	42,604
Freehold at cost	16,396	664	15,732	16,757	500	16,257
	67,177	7,404	59,773	65,720	6,859	58,861
PLANT, EQUIPMENT & FURNITURE						
At cost	25,832	23,750	2,082	28,951	23,662	5,289
Motor Vehicles						
At cost	42	38	4	42	35	7
Total	115,194	31,192	84,002	117,343	30,556	86,787

The fixed assets consisting of the Millennium Hotel Sydney and Kingsgate Shopping Centre (including plant, equipment and furniture) were valued by Oscar Westerlund Registered Valuer of CB Richard Ellis Australia. The latest valuation was performed in December 2001, where the valuation was confirmed at $86.0 million (A$70.0 million) based on the open market value of the properties as a going concern. The 31 December 2000 valuation indicated a diminution in value of the assets of $23.66 million. This was taken against the revaluation reserve and profit in 2000.

9 INVESTMENT PROPERTIES

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Investment Properties - Completed	114,403	113,150	-	-
Investment Properties - Under Development	326	-	-	-
	114,729	113,150	-	-

The Investment Property at Birkenhead Point, Sydney, was valued on 31 December 2001 by CB Richard Ellis Australia.
The investment Property consists of a shopping centre and a marina.
The valuation given was $114.4 million (A$93.0 million) (2000: $107 million to $113 million (A$85 million to A$90 million)).

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
10 DEVELOPMENT PROPERTY FOR RESALE				
Residential Development	8,982	37,602	-	-
Less expected to settle within one year	(7,257)	(37,602)	-	-
	1,725	-	-	-

Development Property for Resale refers to the residential development known as Birkenhead Quays which commenced construction in July 1997. Stage 2 of the residential development was fully completed in December 2000. No interest was capitalised to the development during the year to 31 December 2001 (2000: $1,501,000).

DOLLARS IN THOUSANDS	PARENT 2001	PARENT 2000
11 INVESTMENT IN SUBSIDIARIES - PARENT		
INVESTMENT IN SUBSIDIARIES COMPRISES:		
Shares at Directors' Valuation	37,620	37,620
Advances to Subsidiaries	44,196	89,294
Revaluation of Investment in Subsidiaries	28,304	16,663
	110,120	143,577

LIST OF SUBSIDIARIES	PRINCIPAL ACTIVITY	BALANCE DATE	% OWNERSHIP AS AT 31/12/2001
Kingsgate Hotels Limited	Dormant company	31 December	100%
Kingsgate Holdings Pty Limited	Holding Company	31 December	100%
Kingsgate Investments Pty Limited	Hotel and Shopping Centre Operator Company	31 December	100%
Kingsgate Hotels Pty Limited	Service Company	31 December	100%
Hotelcorp New Zealand Limited	Holding Company	31 December	100%
Birkenhead Holdings Pty Limited	Holding Company	31 December	100%
Birkenhead Investments Pty Limited	Shopping Centre, Marina, Residential Development Operator Company	31 December	100%
Birkenhead Services Pty Limited	Service Company	31 December	100%
Millennium Hotels & Resorts Pty Ltd	Naming rights company	31 December	100%
Copthorne Hotels & Resorts Pty Ltd	Naming rights company	31 December	100%

12 CAPITAL COMMITMENTS

At 31 December 2001 the Group had outstanding capital commitments of $3.16 million (2000: $4.83 million).

The Directors are not aware of any material contingent liability not otherwise disclosed in these accounts.

13 OPERATING LEASE OBLIGATIONS - GROUP

	GROUP 2001	GROUP 2000
Obligations payable after balance date on non-cancellable operating leases are:		
Within One Year	134	189
One to Two Years	114	77
Two to Five Years	52	90
	300	356

14 SEGMENT INFORMATION

(A) INDUSTRY SEGMENTS

The Group operates primarily in the hotel and property industries.

DOLLARS IN THOUSANDS	HOTEL 2001	HOTEL 2000	PROPERTY 2001	PROPERTY 2000	CONSOLIDATED 2001	CONSOLIDATED 2000
Segment Revenue	18,201	22,157	58,181	95,365	76,382	117,522
Profit/(Loss) for the period after taxation	241	(10,560)	10,573	17,364	10,814	6,804
Segment Assets	86,057	90,518	133,002	234,480	219,059	324,998

(B) GEOGRAPHIC SEGMENTS

The Group operates only in Australia.

15 FINANCIAL INSTRUMENTS

Exposure to currency, interest and credit risk arises in the normal course of the Group's business.

CREDIT RISK

No collateral is required in respect of financial assets. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all credit customers over a certain amount.

Reputable financial institutions are used for investing and cash handling purposes. At balance date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying value of each financial asset in the Statement of Financial Position.

Maximum credit exposure at balance date is as follows:

DOLLARS IN THOUSANDS	GROUP 2001	GROUP 2000	PARENT 2001	PARENT 2000
Cash and Deposits	3,810	2,703	29	36
Debtors	4,200	6,516	-	-
Property Debtors	3,135	77,359	-	-

CONCENTRATION OF CREDIT RISK

The Certificates of deposit are placed with a registered bank. There are no other material concentrations of credit risk.

CURRENCY RISK

Substantially all of the Group's operations are denominated in Australian dollars. Substantially all assets and liabilities, except the related party loans and equity, are in Australian dollars. Exchange gains and losses resulting from translation of the net investment in foreign subsidiaries are carried forward in the Foreign Currency Translation Reserve.

At balance date, the Group has net assets totalling $147.8 million (2000: $139.4 million) that are not hedged.

The Group does not have any other foreign currency monetary assets or monetary liabilities that are not hedged for the lessor of the next twelve months and the period until settlement.

INTEREST RATE RISK

Interest rates on floating rate borrowings are periodically reset to market rates, every 1 to 3 months. Interest on the borrowing facility is accounted for on an accrual basis over the life of the borrowing.

The Group has entered into interest rate swap transactions to manage its floating rate exposure under it's borrowing facilities. Interest on the interest rate swaps are accounted for on a settlement basis of the interest rate swap.

The principal or contract amounts of interest rate swaps outstanding at balance date were:

	GROUP		PARENT	
	2001	2000	2001	2000
Interest rate swaps	24,600	25,100	-	-

FAIR VALUE

Cash, accounts receivable, accounts payable, inventories - The carrying amount for these balances approximates their fair value because of the short maturities of these items.

Shares in companies and other investments - The carrying amount for these balances represents the Directors' estimates of their fair values.

Borrowings - The carrying amount for the borrowings represent their fair values because the interest rates are reset to market periodically, every 1 to 3 months. The interest rate swap agreements calculated on a net present value at market interest rates for the unexpired term as at balance date have an approximate fair value of ($481,000). (2000: ($424,000)).

20 LARGEST SHAREHOLDERS

AS AT 22 FEBRUARY 2002		SECURITIES	%
1	CDL Hotels New Zealand Limited	199,515,434	50.74
2	Frasers Nominees (Pte) Limited	125,011,692	31.79
3	United Overseas Bank Nominees (HK) Limited	28,639,158	7.28
4	Thomas Alan Pegler (Snr)	2,019,389	0.51
5	Sterling Nominees Limited	2,013,791	0.51
6	DHS (Hong Kong) Limited	1,560,000	0.39
7	Gwan Ying Wu	1,500,000	0.38
8	Darshan Singh Kler	1,140,000	0.28
9	Liok Wan Thye	1,000,000	0.25
10	Janice Ann Ward	1,000,000	0.25
11	Tai Tak Securities Pte Limited	960,959	0.24
12	Kee Pan Mok & Schut Fung Mok	873,600	0.22
13	Tak Suan Lee	820,000	0.20
14	Raymond John Randolph French & Alys Gay Christabel French	795,000	0.20
15	Contemporara Holdings Private Limited	750,000	0.19
16	Bruce George Parker	700,000	0.17
17	Han Leong Calvin Ho	688,600	0.17
18	Arthur Christopher Pegler	665,000	0.16
19	Auckland Rose Park Motor Inn (1978)	642,286	0.16
20	Geok Loo Goh	600,000	0.15
Total		370,894,909	94.24

HOLDING SIZE

AS AT 22 FEBRUARY 2002	SHAREHOLDERS		SHAREHOLDINGS	
	NUMBER	%	NUMBER	%
SIZE OF HOLDING				
1 – 999	394	19.20	196,415	0.16
1,000 – 1,999	319	15.55	428,463	0.59
2,000 – 9,999	1013	49.37	3,597,409	1.39
10,000 – 49,999	221	10.77	4,200,750	0.50
50,000 and over	105	5.11	384,757,955	97.36
Total	2052	100.00	393,180,992	100.00

DOMICILE OF SHAREHOLDERS

COUNTRY				
New Zealand	1874	91.32	223,503,452	56.86
Australia	106	5.17	1,113,219	0.27
Others	72	3.51	168,564,321	42.87
Total	2052	100.00	393,180,992	100.00

DIRECTORS' SHAREHOLDINGS

AS AT 1 MARCH 2002	NUMBER 2001	NUMBER 2000
DIRECTORS		
SG Ho and CHL Ho	125,972,651	125,972,651
SG Ho	600,000	600,000
CHL Ho	1,032,100	1,032,100
J Wilson	-	-
HR Wong	-	-
VWE Yeo	-	-
J Henderson	-	-
ATH Lee (resigned 17/7/01)	-	-
JM Tsang (appointed 23/7/01)	-	-

The holding of SG Ho and CHL Ho is, as to 125,972,651 shares, in shares which are beneficially owned by companies in which they have an interest. SG Ho holds 600,000 shares on behalf of an Associated Person (as that expression is defined in the New Zealand Stock Exchange Listing Rules).
The holding of CHL Ho is, as to 688,600 shares, in shares of which he is the beneficial owner and, as to 343,500 shares, in shares held by an Associated Person (as that expression is defined in the New Zealand Stock Exchange Listing Rules).

SUBSTANTIAL SECURITY HOLDERS

AS AT 1 MARCH 2002

HOLDER	VOTING SECURITIES	%
CDL Hotels New Zealand Limited	199,515,434	50.74
Tai Tak Holdings Pte Limited	52,741,997	13.41
Tai Tak Securities Pte Limited	73,230,654	18.62
Fairview Investment Company Limited	28,639,158	7.28

The total number of voting securities of the Company (as defined in the Securities Amendment Act 1988) on issue at 1 March 2002 was 393,180,992.

GENERAL DISCLOSURE OF INTERESTS BY DIRECTORS

In accordance with Section 140(2) of the Companies Act 1993, directors have made general disclosures of their interest in the following companies:

DIRECTOR	POSITION	COMPANY
J Wilson	Chairman	CDL Investments New Zealand Limited
		CDL Hotels New Zealand Limited
	Director	CDL (New York) L.L.C
		CDL (NYL) Limited
		CDL Hotels (Korea) Limited
		CDL Hotels USA, Inc
		CDL Management L.L.C.
		CDL West 45th Street L.L.C.
		M&C Hotels Holdings USA Limited
		Millennium & Copthorne (Austrian Holdings) Limited
		New Plaza Associates, L.L.C.
		NPA/DIT Limited Partnership
		Plaza Operating Partners Ltd
		Republic Hotels & Resorts Limited
		SI Komplex II Gastronomiebetriebsgesellschaft mbH
	Chief Executive Officer	Millennium & Copthorne Hotels plc
HR Wong	Director	Millennium & Copthorne Hotels plc
		City e-Solutions Limited
		CDL Hotels Holdings New Zealand Limited
		CDL Investments New Zealand Limited
		Republic Hotels and Resorts Limited
		Quantum Limited
		CDL Hotels New Zealand Limited
JM Tsang	Director	CDL Investments New Zealand Limited
		CDL Hotels New Zealand Limited
		Quantum Limited
VWE Yeo	Director	City e-Solutions Limited
		CDL Hotels New Zealand Limited
		CDL Investments New Zealand Limited
	Alternate Director	CDL Hotels Holdings New Zealand Limited
J Henderson	Director	CDL Investments New Zealand Limited
		CDL Hotels New Zealand Limited

DIRECTORS INTERESTS IN TRANSACTIONS

There was no record of any transactions in which the directors have an interest during the period.

INFORMATION USED BY DIRECTORS

During the year the Board received no notices from any Directors of the Company requesting the use of company information which they would have received in their capacity as directors which would not otherwise have been available to them.

DIRECTORS' REMUNERATION

The total remuneration and other benefits received by each Director or former Director during the year are as follows:

	DIRECTORS FEES	OTHER BENEFITS
$000'S		
J Wilson	-	-
HR Wong	-	-
SG Ho	-	-
CHL Ho	15	-
VWE Yeo	-	-
J Henderson	10	-
JM Tsang (appointed 23/07/01)	-	-
ATH Lee (resigned 17/7/01)	-	-

INDEMNITY AND INSURANCE

In accordance with the Company's constitution, the Company has insured all its Directors and the Directors of its subsidiaries against liabilities to other parties (except the Company or a related party of the Company) that may arise from their positions as Directors. The insurance does not cover liabilities arising from criminal actions.

SHARE DEALINGS

There was no record of any share transactions by Directors of the Company in the Company or its subsidiaries during the accounting period.

BOARD OF DIRECTORS OF SUBSIDIARY COMPANIES

The names of persons holding office as Directors of the subsidiaries as at 31 December 2001 and the names of any persons who ceased to hold office as Directors of the Company during the accounting period are as follows:

SUBSIDIARIES	DIRECTORS
Kingsgate Holdings Pty Limited	HR Wong
Hotelcorp New Zealand Limited	R Bobb
Kingsgate Hotels Pty Limited	K Arasaratnam
Birkenhead Holdings Pty Limited	
Birkenhead Services Pty Limited	
Kingsgate Investments Pty Limited	HR Wong
Birkenhead Investments Pty Limited	R Bobb
	K Arasaratnam
	CHL Ho

With the exception of CHL Ho, the Directors of these subsidiaries do not receive any Directors' fees or other benefits from these companies.

EXECUTIVE EMPLOYEE'S REMUNERATION

The number of employees or former employees who received remuneration and any other benefits in their capacity as employees, the value of which was or exceeded NZ$100,000 per annum during the accounting period are as follows:

REMUNERATION AND VALUE OF OTHER BENEFITS (NZ$ PER ANNUM)	NUMBER OF EMPLOYEES
100,000 to 110,000	1
110,000 to 120,000	-
120,000 to 130,000	-
130,000 to 140,000	-
140,000 to 150,000	-
150,000 to 160,000	-
160,000 to 170,000	-
170,000 to 180,000	-
180,000 to 190,000	-
190,000 to 200,000	-
200,000 to 210,000	-
210,000 to 220,000	-
220,000 to 240,000	-
240,000 to 250,000	1
250,000 to 260,000	1

DONATIONS

During the year the Company and its subsidiaries made only a small donation to charity.

AUDITORS' REMUNERATION

During the year the following amounts were payable to the auditors of the company

$000'S	2001	2000
Audit	83	85
Other services	135	72

Notice is hereby given that the thirty sixth annual meeting of shareholders of Kingsgate International Corporation Limited will be held at the Quality Hotel Logan Park, Totara Room, 187 Campbell Road, Greenlane, Auckland on Thursday, 9 May 2002 at 2.00 pm.

Business

1. ANNUAL REPORT

To receive the Annual Report for the year ended 31 December 2001.

2. DIRECTORS

JM Tsang retires in accordance with Clause 28.4 of the Company's constitution and being eligible offers himself for re-election. VWE Yeo and C Ho retire in accordance with Clause 28.6 of the Company's constitution and being eligible offer themselves for re-election.

3. AUDITORS

To record the re-appointment of KPMG as the auditors and to authorise the directors to fix their remuneration for the ensuing year.

4. GENERAL

To deal with any other business that may properly be brought before the meeting.

By Order of the Board

K Arasaratnam
Group Company Secretary
5 April 2002

NOTES:

All Shareholders are entitled to attend the meeting.

A Shareholder entitled to vote may appoint a proxy to attend and vote in their place.

A proxy need not be a Shareholder of the Company.

A proxy form is enclosed. Instructions for completing and mailing the form are set out thereon.

If the proxy form is signed under a Power of Attorney, this must be produced for noting by the Company, if not already noted. A declaration of Non-Revocation of the Power of Attorney must be attached.

Companies appointing a proxy must do so either under the signature of two Directors, or have an authority produced for noting by the Company.

To be effective, the proxy form must be deposited at Computershare Registry Services Limited, Private Bag 92119, Auckland, not later than 2.00 pm on 7 May 2002, being 48 hours before the start of the meeting.

For use at the Annual Meeting of the Company to be held on Thursday 9th May 2002 and at any adjournment thereof.

I / We ____
(Full Name)

of ____
(Address)

Shareholder No ____

Being a shareholder (s) of KINGSGATE INTERNATIONAL CORPORATION LIMITED hereby appoint

______________________ of ______________________
(Full Name of Proxy) (Address of Proxy)

Or failing him / her ______________________ of ______________________

as my / our proxy to vote for me / us on my / our behalf at the 36th Annual Meeting of the Company to be held on Thursday 9th May 2002 at 2.00 pm and at any adjournment thereof.

Unless otherwise directed below my / our proxy may vote as he / she thinks fit or abstain from voting.

RESOLUTIONS

(Please indicate with a ✓ in the appropriate box)	FOR	AGAINST
1. TO ELECT DIRECTORS		
J M Tsang	☐	☐
V W E Yeo	☐	☐
C Ho	☐	☐
2. TO RECORD THE RE-APPOINTMENT OF KPMG AUCKLAND AS AUDITORS AND TO AUTHORISE THE DIRECTORS TO FIX THEIR REMUNERATION	☐	☐

Signed this ______________________ day of ____________ 2002

Usual signature/s of Shareholder (s) ______________________

NOTES:

1. If you wish you may appoint, as your proxy, the chairperson of the meeting.
2. If the form is returned without direction as to how the proxy shall vote on any particular resolution, the proxy will exercise the proxy's discretion as to whether to vote and, if so, how.
3. This form must be signed by the appointor or his / her / their attorney duly authorised in writing or if the appointor is a corporation, under the hand of a signatory/s or attorney duly authorised. Joint holders should all sign this form.
4. Companies appointing a proxy must do so either under the signature of two Directors or have any authority produced for noting by the Company.
5. This form, the power of attorney or other authority if any, under which it is signed, or a notarially certified copy of the power or authority and a certificate of non-revocation of the power of attorney must be deposited at Computershare Registry Services, Private Bag 92119, Auckland not later than 9.00 am on 7 May 2002 being 48 hours before the start of the meeting.

MAILING INSTRUCTIONS

Please detach and put in a stamped addressed envelope to:

Computershare Registry Services,
Private Bag 92119,
Auckland 1020.

CORPORATE DIRECTORY

Board of Directors

J Wilson,	Chairman
HR Wong	Director
SG Ho	Director
CHL Ho	Director
VWE Yeo	Director
J Henderson	Director
JM Tsang (appointed 23/ 7/01)	Director
ATH Lee (resigned 17/7/01)	Director

Group Company Secretary

First Admiral (ret'd)

K Arasaratnam (Hari)

Registered Office

280 Centre, Level 13

280 Queen Street

Auckland, New Zealand

PO Box 5640

Wellesley Street

Auckland

New Zealand

Telephone	64 9 373 2266
Facsimile	64 9 309 3244
DX	CX10036 Auckland
Website	www.cdlhotels.co.nz

Auditors

KPMG

Bankers

ANZ Bank, Sydney

Share Registry

Computershare Registry Services

159 Hurstmere Road

Takapuna, New Zealand

Private Bag 92119, Auckland 1020

Telephone 64 9 488 8700

Facsimile 64 9 488 8787

Operating Subsidiaries

Kingsgate Investments Pty Limited

Kingsgate Hotel Pty Limited

Birkenhead Investments Pty Limited

Birkenhead Services Pty Limited

Birkenhead Point Shopping Centre

Centre Management Office

Roseby St, Drummoyne, NSW 1470

PO Box 272, Drummoyne, NSW

Telephone 61 2 9181 3922

Facsimile 61 2 9819 7541